Filed pursuant to Rule 424(b)(3)
 SEC Registration No. 333-155640

SUPPLEMENT NO. 5
DATED MARCH 30, 2010
TO THE PROSPECTUS DATED JUNE 10, 2009
OF CORNERSTONE CORE PROPERTIES REIT, INC.

This document supplements, and should be read in conjunction with, the prospectus of Cornerstone Core Properties REIT, Inc. dated June 10, 2009, as supplemented by Supplement no. 1 dated July 28, 2009, Supplement no. 2 dated August 24, 2009, Supplement no. 3 dated November 19, 2009 and Supplement no. 4 dated December 17, 2009.  As used herein, the terms “we,” “our” and “us” refer to Cornerstone Core Properties REIT, Inc. and, as required by context, Cornerstone Operating Partnership, L.P., which we refer to as our “Operating Partnership.” Capitalized terms used in this supplement have the same meanings as set forth in the prospectus.  The purpose of this supplement is to disclose:

•	the status of our offering;

•	updates regarding risk factors related to an investment in our shares;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” as filed in our annual report on Form 10-K for the year ended December 31, 2009; and

•	our audited financial statements and the notes thereto as of and for the year ended December 31, 2009.

Status of Our Public Offering

We initiated our initial public offering on September 20, 2005, pursuant to which we offered 44.4 million shares of common stock in our primary offering at $8 per share.  We also offered 11.0 million shares of our common stock under our distribution reinvestment plan at $7.60 per share.   We stopped making offers under our initial public offering on June 1, 2009.  We raised gross offering proceeds of approximately $172.7 million from the sale of approximately 21.7 million shares in our initial public offering, including shares sold under the distribution reinvestment plan.

We began accepting subscriptions in this offering on June 10, 2009.  As of March 26, 2010, we had raised approximately $2.9 million of gross proceeds from the sale of approximately 0.4 million shares of our common stock, including shares sold under the distribution reinvestment plan.

Updates to Risk Factors

Below are updates regarding some of the risks and uncertainties that could cause our actual results to differ materially from those presented in our forward-looking statements.  The risks and uncertainties described below should be read together with the risk factors disclosed in our prospectus dated June 10, 2009, and in prospectus  supplements nos. 1 through 4.

We may not generate sufficient cash for distributions. The cash distributions our stockholders receive may be less frequent or lower in amount than expected.

If the rental revenues from the properties we own do not exceed our operational expenses, we may reduce or cease cash distributions until such time as we sell a property. We currently expect to make distributions to our stockholders monthly, but may make distributions quarterly or not at all. All expenses we incur in our operations, including payment of interest to temporarily finance properties acquisitions, are deducted from cash funds generated by operations prior to computing the amount of cash available to be paid as distributions to our stockholders. Our directors will determine the amount and timing of distributions. Our directors will consider all relevant factors, including the amount of cash available for distribution, capital expenditure and reserve requirements and general operational requirements. We cannot determine with certainty how long it may take to generate sufficient available cash flow to fully support distributions to our stockholders. We may borrow funds, return capital or sell assets to make distributions. With limited prior operations, we cannot predict the amount of distributions our stockholders may receive. We may be unable to maintain cash distributions or increase distributions over time.

We have, and may in the future, pay distributions from sources other than cash provided from operations.

Until proceeds from our offering are invested and generating operating cash flow sufficient to make distributions to stockholders, we intend to pay a substantial portion of our distributions from the proceeds of our offerings or from borrowings in anticipation of future cash flow. To the extent that we use offering proceeds to fund distributions to stockholders, the amount of cash available for investment in properties will be reduced. The distributions paid for the four quarters ended December 31, 2009 were approximately $10.5 million.  Of this amount approximately $6.0 million was reinvested through our dividend reinvestment plan and approximately $4.5 million was paid in cash to stockholders. For the four quarters ended December 31, 2009 cash flow from operations and FFO were approximately $2.9 million and a loss of $4.5 million, respectively.  Accordingly, for the four quarters ended December 31, 2009, total distributions exceeded cash flow from operations and FFO for the same period. During the four quarters ended December 31, 2009, total distributions paid in cash exceeded cash flow from operations and FFO for the same period. We used offering proceeds to pay cash distributions in excess of cash flow from operations during the fourth quarters ended December 31, 2009.

Our stockholders will have limited control over changes in our policies and operations, which increases the uncertainty and risks of an investment in us.

Our board of directors determines our major policies, including our policies regarding financing, growth, debt capitalization, REIT qualification and distributions. Our board of directors may amend or revise these and other policies without a vote of the stockholders. Under Maryland General Corporation Law and our charter, our stockholders have a right to vote only on limited matters. Our board’s broad discretion in setting policies and our stockholders’ inability to exert control over those policies increases the uncertainty and risks of an investment on us.

A stockholder’s interest in us may be diluted if we issue additional stock.

Our stockholders do not have preemptive rights to any stock we issue in the future. Therefore, in the event that we (1) sell stock in the future, including stock issued pursuant to our distribution reinvestment plan, (2) sell securities that are convertible into stock, (3) issue stock in a private offering, (4) issue stock upon the exercise of the options granted to our independent directors, employees of our advisor or others, or (5) issue stock to sellers of properties acquired by us in connection with an exchange of limited partnership interests in our operating partnership, investors purchasing stock in our offerings will experience dilution of their percentage ownership in us. Depending on the terms of such transactions, most notably the price per share, which may be less than the price paid per share in our offerings, and the value of our properties, investors in our offerings might also experience a dilution in the book value per share of their stock.

A stockholder’s interest in us may be diluted if we acquire properties for units in our operating partnership.

Holders of units of our operating partnership will receive distributions per unit in the same amount as the distributions we pay per share to our stockholders and will generally have the right to exchange their units of our operating partnership for cash or shares of our stock (at our option). In the event we issue units in our operating partnership in exchange for properties, investors purchasing stock in our offerings will experience potential dilution in their percentage ownership interest in us. Depending on the terms of such transactions, most notably the price per unit, which may be less than the price paid per share in our offerings, the value of our properties and the value of the properties we acquire through the issuance of units of limited partnership interests in our operating partnership, investors in our offerings might also experience a dilution in the book value per share of their stock.

Although we are not currently afforded the protection of the Maryland General Corporation Law relating to business combinations our board of directors could opt into these provisions of Maryland law in the future, which may discourage others from trying to acquire control of us and may prevent our stockholders from receiving a premium price for their stock in connection with a business combination.

Under Maryland law, “business combinations” between a Maryland corporation and certain interested stockholders or affiliates of interested stockholders are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities.  Also under Maryland law, control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter.  Shares owned by the acquirer, by officers or by directors who are employees of the corporation are not entitled to vote on the matter. Should our board opt into these provisions of Maryland law, it may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer. Similarly, provisions of Title 3, Subtitle 8 of the Maryland General Corporation Law could provide similar anti-takeover protection.

Our stockholder’s and our rights to recover claims against our independent directors are limited, which could reduce our stockholders’ and our recovery against our independent directors if they negligently cause us to incur losses.

Our charter provides that no independent director shall be liable to us or our stockholders for monetary damages and that we will generally indemnify them for losses unless they are grossly negligent or engage in willful misconduct.  As a result, our stockholders and we may have more limited rights against our independent directors than might otherwise exist under common law, which could reduce our stockholders' and our recovery from these persons if they act in a negligent manner. In addition, we may be obligated to fund the defense costs incurred by our independent directors (as well as by our other directors, officers, employees and agents) in some cases, which would decrease the cash otherwise available for distributions to our stockholders.

Stockholders may not be able to sell their stock under our stock repurchase program.

Our board of directors could choose to amend the terms of our stock repurchase program without stockholder approval. Our board is also free to terminate the program at any time upon 30 days written notice to our stockholders.  In addition, the stock repurchase program includes numerous restrictions that would limit our stockholders ability to sell stock.

The offering price was not established on an independent basis and stockholders may be paying more for our stock than its value or the amount our stockholders would receive upon liquidation.

The offering price of our shares of stock bears no relationship to our book or asset value or to any other established criteria for valuing stock.  The board of directors considered the following factors in determining the offering price for our common stock:

•	the offering prices of comparable non-traded REITs; and

•	the recommendation of the dealer manager.

However, the offering price is likely to be higher than the price at which our stockholders could resell their shares because (1) our public offering involves the payment of underwriting compensation and other directed selling efforts, which payments and efforts are likely to produce a higher sales price than could otherwise be obtained, and (2) there is no public market for our shares. Moreover, the offering price is likely to be higher than the amount our stockholders would receive per share if we were to liquidate at this time because of the up-front fees that we pay in connection with the issuance of our shares as well as the recent reduction in the demand for real estate as a result of the recent credit market disruptions and economic slowdown.

Because the dealer manager is one of our affiliates, investors in our stock will not have the benefit of an independent review of us or our prospectus customarily undertaken in underwritten offerings.

The dealer manager of our offerings, Pacific Cornerstone Capital, Inc., is an affiliate of our advisor and will not make an independent review of us or our offerings.  Accordingly, investors in our stock do not have the benefit of an independent review of the terms of our offerings.  Further, the due diligence investigation of us by the dealer manager cannot be considered to be an independent review and, therefore, may not be as meaningful as a review conducted by an unaffiliated broker-dealer or investment banker.

Payment of fees to our Advisor and its affiliates will reduce cash available for investment and distribution.

Our advisor and its affiliates will perform services for us in connection with the offer and sale of our stock, the selection and acquisition of our properties, and possibly the management and leasing of our properties.  They will be paid significant fees for these services, which will reduce the amount of cash available for investment in properties and distribution to stockholders.  The fees to be paid to our advisor and its affiliates were not determined on an arm’s-length basis.  We cannot be sure that a third-party unaffiliated with our advisor would not be willing to provide such services to us at a lower price.

We may also pay significant fees during our listing/liquidation stage.  Although most of the fees payable during our listing/liquidation stage are contingent on our investors first enjoying agreed-upon investment returns, affiliates of our advisor could also receive significant payments even without our reaching the investment-return thresholds should we seek to become self-managed.  Due to the apparent preference of the public markets for self-managed companies, a decision to list our shares on a national securities exchange might well be preceded by a decision to become self-managed.  And given our advisor’s familiarity with our assets and operations, we might prefer to become self-managed by acquiring entities affiliated with our advisor.  Such an internalization transaction could result in significant payments to affiliates of our advisor irrespective of whether our stockholders enjoyed the returns on which we have conditioned other performance-based compensation.

These fees increase the risk that the amount available for payment of distributions to our stockholders upon a liquidation of our portfolio would be less than the purchase price of the shares of stock in the offering.  Substantial up-front fees also increase the risk that our stockholders will not be able to resell their shares of stock at a profit, even if our stock is listed on a national securities exchange.

To maintain our REIT status, we may be forced to forego otherwise attractive opportunities, which may delay or hinder our ability to meet our investment objectives and reduce the overall return to our stockholders.

To qualify as a REIT, we must satisfy certain tests on an ongoing basis concerning, among other things, the sources of our income, nature of our assets and the amounts we distribute to our stockholders. We may be required to make distributions to stockholders at times when it would be more advantageous to reinvest cash in our business or when we do not have funds readily available for distribution. Compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits and the value of our stockholders’ investments in us.

Distributions payable by REITs do not qualify for the reduced tax rates under recently enacted tax legislation.

Recently enacted tax legislation generally reduces the maximum tax rate for dividend distributions payable by corporations to individuals meeting certain requirements to 15% through 2010. Distributions payable by REITs, however, generally continue to be taxed at the normal rate applicable to the individual recipient, rather than the 15% preferential rate. Although this legislation does not adversely affect the taxation of REITs or distributions paid by REITs, the more favorable rates applicable to regular corporate distributions could cause investors who are individuals to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that make distributions, which could reduce the value of the stock of REITs, including our stock.

Distributions to tax-exempt investors may be classified as unrelated business taxable income and tax-exempt investors would be required to pay tax on the unrelated business taxable income and to file income tax returns.

Neither ordinary nor capital gain distributions with respect to our common stock nor gain from the sale of stock should generally constitute unrelated business taxable income to a tax-exempt investor. However, there are certain exceptions to this rule. In particular:

•
under certain circumstances, part of the income and gain recognized by certain qualified employee pension trusts with respect to our stock may be treated as unrelated business taxable income if our stock is predominately held by qualified employee pension trusts, such that we are a “pension-held” REIT (which we do not expect to be the case);

•
part of the income and gain recognized by a tax exempt investor with respect to our stock would constitute unrelated business taxable income if such investor incurs debt in order to acquire the common stock; and

•
part or all of the income or gain recognized with respect to our stock held by social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans which are exempt from federal income taxation under Sections 501(c)(7), (9), (17), or (20) of the Code may be treated as unrelated business taxable income.

Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the Year Ended December 31, 2009

The following discussion and analysis should be read in conjunction with our accompanying consolidated balance sheets as of December 31, 2009 and 2008, and the related consolidated statements of operations, equity and cash flows for the years ended December 31, 2009, 2008 and 2007, all included in this supplement. This discussion contains forward-looking statements that can be identified with the use of forward-looking terminology such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Actual results may differ from those described in forward-looking statements. For a discussion of factors that could cause actual results to differ from those anticipated, see the risk factors described herein, in the prospectus dated June 10, 2009, and in prospectus supplements no. 1, no. 2 and no. 3.

Overview

We were incorporated on October 22, 2004 for the purpose of engaging in the business of investing in and owning commercial real estate.  On January 6, 2006, we commenced an initial public offering of up to 55,400,000 shares of our common stock, consisting of 44,400,000 shares for sale pursuant to a primary offering and 11,000,000 shares for sale pursuant to our distribution reinvestment plan.  We stopped making offers under our initial public offering on June 1, 2009 upon raising gross offering proceeds of approximately $172.7 million from the sale of approximately 21.7 million shares, including shares sold under the distribution reinvestment plan.  On June 10, 2009, we commenced a follow-on offering of up 77,350,000 shares of our common stock, consisting of 56,250,000 shares for sale pursuant to a primary offering and 21,100,000 shares for sale pursuant to our dividend reinvestment plan.  We retained Pacific Cornerstone Capital, Inc. (“PCC”), an affiliate of the advisor, to serve as the dealer manager for our offerings.  PCC is responsible for marketing our shares currently being offered pursuant to the follow-on offering.

We used the net proceeds from our initial public offering to invest primarily in investment real estate including multi-tenant industrial real estate located in major metropolitan markets in the United States.  We intend to use the net proceeds from our follow-on offering to acquire additional real estate investments and pay down temporary acquisition financing on our existing asset.

As of December 31, 2009, we had raised approximately $165.9 million of gross proceeds from the sale of approximately 20.8 million shares of our common stock in our initial public offering and follow-on offering and had acquired twelve properties.

Our revenues, which are comprised largely of rental income, include rents reported on a straight-line basis over the initial term of the lease. Our growth depends, in part, on our ability to increase rental income and other earned income from leases by increasing rental rates and occupancy levels and control operating and other expenses. Our operations are impacted by property specific, market specific, general economic and other conditions.

Market Outlook – Real Estate and Real Estate Finance Markets

During 2008 and 2009, significant and widespread concerns about credit risk and access to capital have been present in the global capital markets. Both the national and most global economies have experienced substantially increased unemployment and a downturn in economic activity. In addition, recent failure or near failure of several large financial institutions, together with government interventions in the financial system, including interventions in bankruptcy proceedings and restrictions on businesses, have led to increased market uncertainty and volatility. Despite certain recent positive economic indicators and improved stock market performance, the aforementioned conditions, combined with stagnant business activity and low consumer spending, have resulted in an unprecedented global recession and continue to contribute to a challenging macro-economic environment that may interfere with the implementation of our business strategies.

As a result of the decline in general economic conditions, the U.S. commercial real estate industry has also been experiencing deteriorating fundamentals across all major property types and most geographic markets. Tenant defaults are on the rise, while demand for commercial real estate space is contracting. It is expected that this will create a highly competitive leasing environment that should result in downward pressure on both occupancy and rental rates, resulting in leasing incentives becoming more common. Mortgage delinquencies and defaults have trended upward, with many industry analysts predicting significant credit defaults, foreclosures and principal losses, in particular for subordinate securitized debt instruments.

From a financing perspective, the severe dislocations and liquidity disruptions in the credit markets have impacted both the cost and availability of commercial real estate debt. The commercial mortgage-backed securities market, formerly a significant source of liquidity and debt capital, has become inactive and has left a void in the market for long-term, affordable, fixed rate debt. This void has been partially filled by portfolio lenders such as insurance companies, but at very different terms than were available in the past five years. These remaining lenders have generally increased credit spreads, lowered the amount of available proceeds, required recourse security and credit enhancements, and otherwise tightened underwriting standards considerably, while simultaneously generally limiting lending to existing relationships with borrowers that invest in high quality assets in top tier markets. In addition, lenders have limited the amount of financing available to existing relationships in an effort to manage and mitigate the risk of overconcentration in certain borrowers.

Currently, benchmark interest rates, such as LIBOR, are at historic lows, allowing some borrowers with variable rate real estate loans to continue making debt service payments even as the properties securing these loans experience decreased occupancy and lower rental rates. These low rates have benefitted borrowers with floating rate debt who have experienced lower revenues due to decreased occupancy or lower rental rates. Low short-term rates have allowed them to meet their debt obligations but the borrowers would not meet the current underwriting requirements needed to refinance this debt today. As these loans near maturity, borrowers will find it increasingly difficult to refinance these loans in the current underwriting environment.

These market conditions have and will likely continue to have a significant impact on our real estate investments. In addition, these market conditions have impacted our tenants’ businesses, which makes it more difficult for them to meet current lease obligations and places pressure on them to negotiate favorable lease terms upon renewal in order for their businesses to remain viable. Increases in rental concessions given to retain tenants and maintain our occupancy level, which is vital to the continued success of our portfolio, has resulted in lower current cash flow. Projected future declines in rental rates, slower or potentially negative net absorption of leased space and expectations of future rental concessions, including free rent to retain tenants who are up for renewal or to sign new tenants, are expected to result in additional decreases in cash flows. Historically low interest rates have helped offset some of the impact of these decreases in operating cash flow for properties financed with variable rate mortgages; however, interest rates may not remain at these historically low levels for the remaining life of many of our investments.

Based on these market outlooks, we may limit capital expenditures during 2010 compared to prior years by focusing on those capital expenditures that preserve value. However, if we experience an increase in vacancies, we may incur costs to re-lease properties and pay leasing commissions.

Our cash position remains strong. Despite the current economic crisis, we expect to have sufficient cash flow from operations to cover a majority of cash distribution and capital improvements in the next twelve months.

Results of Operations

Our results of operations are not indicative of those expected in future periods as we expect that rental income, tenant reimbursements, operating expenses, asset management fees, depreciation, amortization, and net income will each increase in future periods as a result of assets acquired since inception and anticipation of future acquisition of real estate assets.

As of December 31, 2009, we owned twelve properties.  These properties were acquired from June of 2006 through April 2008. During 2009, we owned twelve properties for a full year.  During 2008, we owned eleven properties for a full year, and one for eight and one-half months.  During 2007 we owned seven properties for a full year and four properties for one and one-half months.  Accordingly, the results of our operations for the years ended December 31, 2009, 2008 and 2007 are not directly comparable.

In January 2009, we made a $14.0 million mortgage loan to Caruth Haven L.P, a wholly-owned subsidiary of Cornerstone Healthcare Plus REIT, Inc., sponsored by affiliates of our sponsor.  The loan was to mature on January 21, 2010.  On December 16, 2009, Caruth Haven L.P. fully repaid the loan.

On December 14, 2009, we made a participating first mortgage loan commitment of $8.0 million to Nantucket Acquisition LLC, a Delaware limited liability company managed by Cornerstone Ventures Inc., an affiliate of our advisor, in connection with Nantucket Acquisition’s purchase of a 60-unit senior living community known as Sherburne Commons located on the exclusive island of Nantucket, MA.  The loan matures on January 1, 2015, with no option to extend and bears interest at a fixed rate of 8.0% for the term of the loan.  Interest will be paid monthly with principal due at maturity.  In addition, under the terms of the loan, we are entitled to receive additional interest in the form of a 40% participation in the "shared appreciation" of the property, which is calculated based on the net sales proceeds if the property is sold, or the property's appraised value, less ordinary disposition costs, if the Property has not been sold by the time the loan matures. Prepayment of the loan is not permitted without our consent and the loan is not assumable.

We have no paid employees advised and managed by Cornerstone Realty Advisors, LLC.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Rental revenue, tenant reimbursements and other income decreased to approximately $9.8 million for the year ended December 31, 2009 from approximately $10.6 million for the year ended December 31, 2008.  The decrease is primarily due to lower occupancy rates, lower lease rental rates and longer lease up periods for vacant units as a result of the current economic environment partially offset by Monroe North’s additional one and a half months of revenue in 2009.

Interest income from a note receivable increased to approximately $1.3 million for the year ended December 31, 2009 from $0.2 million for the year ended December 31, 2008.  The increase is due to higher notes receivable balances outstanding during 2009.

Property operating and maintenance costs increased to approximately $3.4 million for the year ended December 31, 2009 from approximately $3.1 million for the year ended December 31, 2008.  The increase is primarily due to an increase in property taxes,  bad debt expense and legal collection costs as a result of current economic conditions partially offset by decrease in property management fees.

Real estate acquisition costs increased to approximately $0.4 million for the year ended December 31, 2009 from $0 for the year ended December 31, 2008. The increase relates to the portion of the acquisition fee paid to advisor on receipt of offering proceeds which the adoption of an accounting provision in 2009 required us to expense.

Depreciation and amortization is comparable for year ended December 31, 2009 and 2008.

General and administrative expenses increased to approximately $1.9 million for the year ended December 31, 2009 from approximately $1.4 million for the year ended December 31, 2008. The increase is primarily due to higher professional fees, reimbursement of operating costs to the advisor related to the services on our behalf, and a one-time abandoned project refund received in 2008.

Asset management fees increased to approximately $1.5 million for the year ended December 31, 2009 from approximately $1.3 million for the year ended December 31, 2008. The increase is due to higher average assets under management in 2009.

A note receivable impairment reserve of approximately $4.6 million was recorded for the year ended December 31, 2009.  There was no impairment reserve recorded in the year ended December 31, 2008.  The 2009 impairment was based on our evaluation of collectability that involves judgment, estimates and a review of the borrower’s business models and their future operations. While we remain confident of the borrower’s ability to successfully execute its business plans, changes in the economic environment and market conditions have delayed planned initiatives, and we concluded that the collectability cannot be reasonably assured.

Impairment of real estate increased to approximately $2.4 million for the year ended December 31, 2009 from $0 for the year ended December 31, 2008.  The 2009 impairment is due to adjustments to reflect a decline in the market value of one of our real estate properties, based on current occupancy and rental rates.

Interest income decreased to approximately $8,000 for the year ended December 31, 2009 from approximately $0.3 million for the year ended December 31, 2008. The decrease is primarily due to lower rates paid on short term investments combined with lower average cash balances available for investment.

Interest expense decreased to approximately $1.4 million for the year ended December 31, 2009 from approximately $3.1 million for the year ended December 31, 2008. The decrease is primarily due to lower interest rates on our credit agreements with HSH Nordbank and Wachovia Bank and a lower debt balance as a result of a $25.0 million principal reduction in the third quarter of 2008.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

The increase in rental income and tenant reimbursements and other income as well as the increase in operating costs, asset management fees and depreciation and amortization are primarily due to acquisition of properties during 2007 which were owned for a full year in 2008 and from the acquisition of one additional property during 2008.

Rental revenue, tenant reimbursements and other income increased to approximately $10.6 million for the year ended December 31, 2008 from approximately $5.9 million for the year ended December 31, 2007.

Interest income from a note receivable increased to approximately $0.2 million for the year ended December 31, 2008 from $0 for the year ended December 31, 2007, due to the origination of a note receivable to a real estate operating company in 2008.

Property operating and maintenance costs, which include bad debt expense, increased to approximately $3.1 million for the year ended December 31, 2008 from approximately $1.3 million for the year ended December 31, 2007.

Depreciation of real estate and amortization of lease costs increased to approximately $3.6 million for the year ended December 31, 2008 from approximately $1.5 million for the year ended December 31, 2007. The increases in depreciation and amortization resulted primarily from the acquisitions of properties in 2007 which were owned for a full year in 2008. In addition, amortization of intangible lease assets increased due to tenant departures before the end of their lease term.

General and administrative expenses decreased to approximately $1.4 million for the year ended December 31, 2008 from approximately $2.4 million for the year ended December 31, 2007. The 2007 expense included a charge of approximately $0.8 million related to an abandoned project.

Asset management fees increased to approximately $1.3 million for the year ended December 31, 2008 from approximately $0.7 million for the year ended December 31, 2007 as a result of property acquisitions in 2007 and 2008.

Interest income decreased to approximately $0.3 million for the year ended December 31, 2008 from approximately $0.6 million for the year ended December 31, 2007 primarily due to lower investment rates on short term investments in 2008 partially offset by higher average cash balances in 2008.

Interest expense is comparable for year ended December 31, 2008 and 2007.

Liquidity and Capital Resources

We expect that primary sources of capital over the long term will include net proceeds from the sale of our common stock and net cash flows from operations.  We expect that our primary uses of capital will be for property acquisitions, for the payment of tenant improvements and leasing commissions, operating expenses, interest expense on any outstanding indebtedness, cash distributions, and for the repayment of notes payable. In addition, we will continue to use temporary debt financing to facilitate our acquisitions of properties in anticipation of receipt of offering proceeds.

On January 6, 2006, we commenced an initial public offering of up to 55,400,000 shares of our common stock, consisting of 44,400,000 shares for sale pursuant to a primary offering and 11,000,000 shares for sale pursuant to our distribution reinvestment plan.  We stopped making offers under our initial public offering on June 1, 2009 upon raising gross offering proceeds of approximately $172.7 million from the sale of approximately 21.7 million shares, including shares sold under the distribution reinvestment plan.  On June 10, 2009, we commenced a follow-on offering of up 77,350,000 shares of our common stock, consisting of 56,250,000 shares for sale pursuant to a primary offering and 21,100,000 shares for sale pursuant to our dividend reinvestment plan.  As of December 31, 2009, a total of approximately 20.8 million shares of our common stock had been sold in our combined offerings for aggregate gross proceeds of approximately $165.9 million.

As of December 31, 2009, we had approximately $18.7 million in cash and cash equivalents on hand and approximately $34.1 million available under our acquisition credit facility with HSH Nordbank.  We may use the available credit to acquire real estate investments and we may use up to 10% of the credit facility for working capital.  We are entitled to prepay the borrowings under the credit facility at any time without penalty.   The repayment of obligations under the credit agreement may be accelerated in the event of a default, as defined in the credit agreement.  The facility contains various covenants including financial covenants with respect to consolidated interest and fixed charge coverage and secured debt to secured asset value.  As of December 31, 2009, we were in compliance with all these financial covenants.  We anticipate paying down the existing debt obligation with proceeds raised from our follow-on offering.

In addition, on August 17, 2009, we notified Wachovia Bank of our intent to exercise the option to extend our outstanding $22.4 million loan for one year to November 13, 2010. On November 10, 2009, we received a letter from Wachovia Bank approving the loan extension which required an approximate principal reduction of $6.5 million and satisfaction of certain conditions expressed per the loan agreement.  On November 12, 2009, we reduced our outstanding debt with Wachovia Bank by paying down $6.5 million.  On November 13, 2009, we satisfied conditions expressed by Wachovia Bank and extended our loan maturity date to November 13, 2010.

For the notes payable that are due within the next twelve months, we are in the process of negotiating with other financial institutions to refinance our debt maturing in 2010.  We plan to refinance all or a portion of the debt maturing in 2010 and repay the other portion with proceeds from our follow-on offering.

Our liquidity will increase as additional subscriptions are accepted and decrease as net offering proceeds are expended in connection with the acquisition and operation of properties and distributions in excess of operating cash flow are made.

There may be a delay between the sale of our shares and the purchase of properties.  During this period, net offering proceeds will be temporarily invested in short-term, liquid investments that could yield lower returns than investments in real estate.

Until proceeds from our offerings are invested and generating operating cash flow sufficient to fully fund distributions to stockholders, we intend to pay a portion of our distributions from the proceeds of our offering or from borrowings in anticipation of future cash flow.  For the twelve months ended December 31, 2009, distributions to stockholders were paid partially from funds from operations and the remainder was paid from proceeds of our offerings and general borrowings in anticipation of future cash flow.

As of December 31, 2009, our advisor had incurred $4.5 million of organization and offering costs on our behalf, including approximately $0.1 million of organizational costs that have been expensed, approximately $4.4 million of offering costs which reduce net proceeds of our Primary Offering. At December 31, 2009, organization and offering costs incurred and reimbursed to our advisor are approximately 2.8% of the gross proceeds of our Primary Offering. In addition, our advisor will pay all of our organization and offering expenses that, when combined with the sales commissions and dealer manager fees that we incur exceed 13.5% of the gross proceeds from our initial public offering.

The advisor and its affiliates had incurred organizational and offering costs on our behalf for our follow-on offering in the amount of approximately $0.7 million and $0.3 million as of December 31, 2009 and December 31, 2008.

In no event will we have any obligation to reimburse the advisor for these costs totaling in excess of 3.5% of the gross proceeds from our initial public offering or our follow-on public offering.  As of December 31, 2009, we had reimbursed to our advisor a total of $4.5 million for our initial public offering and $0.7 million for our follow-on offering.

We will not rely on advances from our advisor to acquire properties but our advisor and its affiliates may loan funds to special purposes entities that may acquire properties on our behalf pending our raising sufficient proceeds from our initial public offering to purchase the properties from the special purpose entity.

We will endeavor to repay any temporary acquisition debt financing promptly upon receipt of proceeds in our follow-on public offering.  To the extent sufficient proceeds from our follow-on offering is unavailable to repay such debt financing within a reasonable time as determined by our board of directors, we will endeavor to raise additional equity or sell properties to repay such debt so that we will own our properties with no permanent financing.  In the event that our follow-on public offering is not fully sold, our ability to diversify our investments may be diminished.  We are not aware of any material trends or uncertainties, favorable or unfavorable, other than national economic conditions affecting real estate generally, which we anticipate may have a material impact on either capital resources or the revenues or income to be derived from the operation of real estate properties.

Financial markets have recently experienced unusual volatility and uncertainty. Liquidity has tightened in all financial markets, including the debt and equity markets.  Our ability to fund property acquisitions or development projects, as well as our ability to repay or refinance debt maturities could be adversely affected by an inability to secure financing at reasonable terms, if at all.

Election as a REIT

We elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, for the year ended December 31, 2009.  Under the Internal Revenue Code of 1986, we are not subject to federal income tax on income that we distribute to our stockholders.  REITs are subject to numerous organizational and operational requirements in order to avoid taxation as a regular corporation, including a requirement that they generally distribute at least 90% of their annual taxable income to their stockholders.  If we fail to qualify for taxation as a REIT in any year, our income will be taxed at regular corporate rates, and we may be precluded from qualifying for treatment as a REIT for the four-year period following our failure to qualify.  Our failure to qualify as a REIT could result in us having a significant liability for taxes.

Other Liquidity Needs

Property Acquisitions

We expect to purchase properties and have expenditures for capital improvements, tenant improvements and lease commissions in the next twelve months, however, those amounts cannot be estimated at this time.  We cannot assure, however, that we will have sufficient funds to make any acquisitions or related capital expenditures at all.

Debt Service Requirements

On June 30, 2006, we entered into a credit agreement with HSH Nordbank AG, New York Branch, for a temporary credit facility that we will use during the offering period to facilitate our acquisitions of properties in anticipation of the receipt of offering proceeds.  The credit agreement permits us to borrow up to $50,000,000 secured by real property at a borrowing rate based on LIBOR plus a margin ranging from 1.15% to 1.35% and requires payment of a usage premium of up to 0.15% and an annual administrative fee.  We may use the entire credit facility to acquire real estate investments and we may use up to 10% of the credit facility for working capital.

We are entitled to prepay the obligations at any time without penalty.  On March 24, 2009, we notified HSH Nordbank of our intent to exercise the second of two one-year options to extend the loan maturity date.  On June 30, 2009, we satisfied conditions expressed by the lender and extended our loan maturity date to June 30, 2010.  The obligations under the credit agreement may be accelerated in the event of a default as defined in the credit agreement.  As of December 31, 2009, the outstanding balance of borrowings under this credit facility was approximately $15.9 million.

On November 13, 2007, we entered into a loan agreement with Wachovia Bank in connection with the acquisition of Orlando Small Bay portfolio.  Pursuant to the terms of the loan agreement, we may borrow $22.4 million at an interest rate of 140 basis points over 30-day LIBOR, secured by specified real estate properties.  The loan agreement has a maturity date of November 13, 2010. As of December 31, 2009, we have an outstanding balance of approximately $15.9 million under this loan agreement. The loan may be prepaid without penalty.

In connection with our acquisition of Monroe North CommerCenter, on April 17, 2008, we entered into an assumption and amendment of note, mortgage and other loan documents (the “Loan Assumption Agreement”) with Transamerica Life Insurance Company (“Transamerica”).  Pursuant to the Loan Assumption Agreement, we assumed the outstanding principal balance of approximately $7.4 million on the Transamerica mortgage loan.  The loan matures on November 1, 2014 and bears interest at a fixed rate of 5.89% per annum.  As of December 31, 2009, we have an outstanding balance of approximately $7.1 million under this loan agreement.  The monthly payment on this loan is approximately $50,369.

We expect to use net cash flows from operations and net proceeds from the sale of our common stock to repay our outstanding debts.

Contractual Obligations

The following table reflects our contractual obligations as December 31, 2009, specifically our obligations under long-term debt agreements and purchase obligations:

	Payment due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Notes payable (1)	$38,884,000	$31,999,000	$651,000	$6,234,000	$-
Interest expense related to long term debt (2)	$2,238,000	$774,000	$1,162,000	$302,000	$-
Note receivable (3)	$2,500,000	$2,500,000	$-	$-	$-
Note receivable from related party (4)	$1,100,000	$1,100,000	$-	$-	$-

(1)	This represents the sum of a credit agreement with HSH Nordbank, AG and loan agreements with Wachovia Bank National Association and Transamerica Life Insurance Company.

(2)
Interest expenses related to the credit agreement with HSH Nordbank, AG and loan agreement with Wachovia Bank National Association are calculated based on the loan balances outstanding at December 31, 2009, one month LIBOR at December 31, 2009 plus appropriate margin ranging from 1.15% and 1.40%. Interest expense related to loan agreement with Transamerica Life Insurance Company is based on a fixed rate of 5.89% per annum.

(3)
We have committed to fund $10.0 million to entities that are parties to an alliance with the managing member of our advisor.  As of December 31, 2009, we have funded approximately $7.5 million of this amount.

(4)	On December 14, 2009, we committed to fund $8.0 million to a related party, an affiliate of our advisor. As of December 31, 2009, we have funded approximately $6.9 million of this amount.

Off-Balance Sheet Arrangements

There are no off-balance sheet transactions, arrangements or obligations (including contingent obligations) that have, or are reasonably likely to have, a current or future material effect on our financial condition, changes in the financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Inflation

Although the real estate market has not been affected significantly by inflation in the recent past due to the relatively low inflation rate, we expect that the majority of our tenant leases will include provisions that would protect us to some extent from the impact of inflation.  Where possible, our leases will include provisions for rent escalations and partial reimbursement to us of expenses.  Our ability to include provisions in the leases that protect us against inflation is subject to competitive conditions that vary from market to market.

Subsequent Events

Sale of Shares of Common Stock

Subsequent to December 31, 2009, and through the issuance date of this report we raised approximately $0.7 million through the issuance of approximately 85,955 shares of our common stock under our offering.

Critical Accounting Policies

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, or GAAP, requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.  We believe that our critical accounting policies are those that require significant judgments and estimates such as those related to real estate purchase price allocation, evaluation of possible impairment of real property assets, revenue recognition and valuation of receivables, income taxes, notes receivable and uncertain tax positions.  These estimates are made and evaluated on an on-going basis using information that is currently available as well as various other assumptions believed to be reasonable under the circumstances.  Actual results could vary from those estimates, perhaps in material adverse ways, and those estimates could be different under different assumptions or conditions.  Our significant accounting policies are described in more details in Note 3 to the consolidated financial statements.

Investments in Real Estate

Upon acquisition of a property, we allocate the purchase price of the property based upon the fair value of the assets acquired, which generally consist of land, buildings, site improvements and intangible lease assets or liabilities including in-place leases, above market and below market leases.  We allocated the purchase price to the fair value of the tangible assets of an acquired property by valuing the property as if it were vacant. The value of the building is depreciated over an estimated useful life of 39 years.

In-place lease values are calculated based on management’s evaluation of the specific characteristics of each tenant’s lease and our overall relationship with the respective tenant.

Acquired above and below market leases is valued based on the present value of the difference between prevailing market rates and the in-place rates over the remaining lease term. The value of acquired above and below market leases is amortized over the remaining non-cancelable terms of the respective leases as an adjustment to rental revenue on our consolidated statements of operations.

We amortize the value of in-place leases and above and below market leases over the initial term of the respective leases. Should a tenant terminate its lease, the unamortized portion of the above or below market lease value is charged to revenue.  If a lease is terminated prior to its expiration, the unamortized portion of the tenant improvements, and the in-place lease value is immediately charged to expense.

Should a significant tenant terminate their lease, the unamortized portion of intangible assets or liabilities is charged to revenue.

The estimated useful lives for lease intangibles range from 1 month to 10 years.

Impairment of Real Estate Assets

Rental properties, properties undergoing development and redevelopment, land held for development and intangibles are individually evaluated for impairment when conditions exist which may indicate that it is probable that the sum of expected future undiscounted cash flows is less than the carrying amount.  Impairment indicators for our rental properties, properties undergoing development and redevelopment, and land held for development is assessed by project and include, but is not limited to, significant fluctuations in estimated net operating income, occupancy changes, construction costs, estimated completion dates, rental rates and other market factors.  We assess the expected undiscounted cash flows based upon numerous factors, including, but not limited to, appropriate capitalization rates, construction costs, available market information, historical operating results, known trends and market/economic conditions that may affect the property and our assumptions about the use of the asset, including, if necessary, a probability-weighted approach if multiple outcomes are under consideration.  Upon determination that impairment has occurred and that the future undiscounted cash flows are less than the carrying amount, a write-down will be recorded to reduce the carrying amount to its estimated fair value.

Revenue Recognition and Valuation of Receivables

Our revenues, which are comprised largely of rental income, include rents reported on a straight-line basis over the initial term of the lease.  Since our leases may provide for free rent, lease incentives or rental increases at specified intervals, we will be required to straight-line the recognition of revenue, which will result in the recording of a receivable for rent not yet due under the lease terms.  Accordingly, our management will be required to determine, in its judgment, to what extent the unbilled rent receivable applicable to each specific tenant is collectible.  Management will review unbilled rent receivable on a quarterly basis and take into consideration the tenant’s payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located.  In the event that the collectability of unbilled rent with respect to any given tenant is in doubt, we will record an increase in our allowance for doubtful accounts or record a direct write-off of the specific rent receivable.

Income Taxes

We have elected to be taxed as a REIT for federal income tax purposes beginning with our taxable year ending December 31, 2006.  To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to currently distribute at least 90% of the REIT’s ordinary taxable income to stockholders.  As a REIT, we generally will not be subject to federal income tax on taxable income that it distributes to its stockholders.  If we fail to qualify as a REIT in any taxable year, we will then be subject to federal income taxes on our taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the Internal Revenue Service granted us relief under certain statutory provisions.  Such an event could materially adversely affect our net income and net cash available for distribution to stockholders.  However, we believe that we will be organized and operate in such a manner as to qualify for treatment as a REIT, beginning with our taxable year ending December 31, 2007, and intend to operate in the foreseeable future in such a manner so that we will remain qualified as a REIT in subsequent tax years for federal income tax purposes.  100% of the distributions declared during 2008 represented a return of capital for federal income tax purposes.  95.07% of the distributions declared during 2009 represented a return of capital for federal income tax purposes.

Notes Receivable

On a quarterly basis, we evaluate the collectability of our notes receivable.  Our evaluation of collectability involves judgment, estimates and a review of the underlying collateral and borrower’s  business models and future operations. During the quarter ended September 30, 2009, we concluded that the collectability with regard to one of our notes cannot be reasonably assured and therefore, we recorded a note receivable reserve of approximately $4.6 million against the balance of the note. The amount of this reserve has been included in our consolidated statements of operations under impairment of notes receivable.

Uncertain Tax Positions

In accordance with the requirements of FASB ASC 740-10, Income Taxes, favorable tax positions are included in the calculation of tax liabilities if it is more likely than not that our adopted tax position will prevail if challenged by tax authorities. As a result of our REIT status, we are able to claim a dividends-paid deduction on our tax return to deduct the full amount of common dividends paid to stockholders when computing our annual taxable income, which results in our taxable income being passed through to our stockholders. A REIT is subject to a 100% tax on the net income from prohibited transactions. A “prohibited transaction” is the sale or other disposition of property held primarily for sale to customers in the ordinary course of a trade or business. There is a safe harbor which, if met, expressly prevents the Internal Revenue Service from asserting the prohibited transaction test. We have not had any sales of properties to date. We have no income tax expense, deferred tax assets or deferred tax liabilities associated with any such uncertain tax positions for the operations of any entity included in the consolidated results of operations.

Recently Issued Accounting Pronouncements

Please refer to Note 3 of the Notes to the Financial Statements.

Experts

The consolidated financial statements and financial statement schedules included in this Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the retrospective adjustments related to the adoption of a new accounting provision with respect to noncontrolling interests). Such consolidated financial statements and financial statement schedules are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Cornerstone Core Properties REIT, Inc.

We have audited the accompanying consolidated balance sheets of Cornerstone Core Properties REIT, Inc. and subsidiaries (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of operations, equity and cash flows for each of the three years in the period ended December 31, 2009.  Our audit also included the accompanying financial statement schedules.  These consolidated financial statements and the financial statement schedules are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Cornerstone Core Properties REIT, Inc. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.  Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects, the information set forth therein.

 As discussed in Note 3 to the consolidated financial statements, on January 1, 2009, the Company adopted a new accounting provision with respect to noncontrolling interests and retrospectively adjusted all periods presented in the financial statements.

/s/ DELOITTE & TOUCHE LLP

Costa Mesa, California
March 29, 2010

CORNERSTONE CORE PROPERTIES REIT, INC.  AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2009 and 2008

	December 31,
	2009	2008
ASSETS

Cash and cash equivalents	$18,673,000	$26,281,000
Investments in real estate
Land	38,604,000	39,138,000
Buildings and improvements, net	87,671,000	92,327,000
Intangible lease assets, net	804,000	1,490,000
	127,079,000	132,955,000
Notes receivable, net	2,875,000	3,875,000
Notes receivable from related party	6,911,000	—
Deferred costs and deposits	29,000	351,000
Deferred financing costs, net	174,000	211,000
Tenant and other receivables, net	863,000	802,000
Other assets, net	648,000	629,000
Total assets	$157,252,000	$165,104,000

LIABILITIES AND EQUITY

Liabilities:
Notes payable	$38,884,000	$45,626,000
Accounts payable and accrued liabilities	698,000	683,000
Payable to related parties	347,000	122,000
Prepaid rent, security deposits and deferred revenue	1,010,000	969,000
Intangible lease liabilities, net	217,000	393,000
Distributions payable	941,000	827,000
Total liabilities	42,097,000	48,620,000

Commitments and contingencies (Note 11)

Equity:
Stockholders’ equity:
Preferred stock, $0.001 par value; 10,000,000 shares authorized; no shares were issued or outstanding at December 31, 2009 and 2008	—	—
Common stock, $0.001 par value; 290,000,000 shares authorized; 23,114,201 and 20,570,120 shares issued and outstanding at December 31, 2009 and 2008, respectively	24,000	21,000
Additional paid-in capital	128,559,000	121,768,000
Accumulated deficit	(13,559,000)	(5,456,000)
Total stockholders’ equity	115,024,000	116,333,000
Noncontrolling interest	131,000	151,000
Total equity	115,155,000	116,484,000

Total liabilities and equity	$157,252,000	$165,104,000

The accompanying notes are an integral part of these consolidated financial statements.

CORNERSTONE CORE PROPERTIES REIT, INC.  AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2009, 2008 and 2007

	Year ended December 31,
	2009	2008	2007
Revenues:
Rental revenues	$7,829,000	$8,376,000	$4,723,000
Tenant reimbursements & other income	1,993,000	2,243,000	1,142,000
Interest income from notes receivable	1,308,000	174,000	—
	11,130,000	10,793,000	5,865,000
Expenses:
Property operating and maintenance	3,368,000	3,111,000	1,332,000
General and administrative	1,911,000	1,421,000	2,359,000
Asset management fees	1,519,000	1,328,000	707,000
Real estate acquisition costs	430,000	—	—
Depreciation and amortization	3,641,000	3,575,000	1,529,000
Provisions for impairment	6,986,000	—	—
	17,855,000	9,435,000	5,927,000

Operating (loss) income	(6,725,000)	1,358,000	(62,000)

Interest income	8,000	250,000	605,000
Interest expense	(1,394,000)	(3,060,000)	(3,147,000)
Net loss	(8,111,000)	(1,452,000)	(2,604,000)
Less: Net (loss) income attributable to the noncontrolling interest	(8,000)	3,000	(3,000)
Net loss attributable to common stockholders	$(8,103,000)	$(1,455,000)	$(2,601,000)

Basic and diluted net loss per common share attributable to common stockholders	$(0.37)	$(0.10)	$(0.37)
Weighted average number of common shares	21,806,219	14,241,215	7,070,155

The accompanying notes are an integral part of these consolidated financial statements.

CORNERSTONE CORE PROPERTIES REIT, INC.  AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY
For the Years Ended December 31, 2009, 2008 and 2007

	Common Stock
	Number of Shares	Common Stock Par Value	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity	Noncontrolling Interest	Total
BALANCE — December 31, 2006	4,328,186	$4,000	$28,115,000	$(1,400,000)	$26,719,000	$181,000	$26,900,000

Issuance of common stock	5,637,800	6,000	45,008,000	—	45,014,000	—	45,014,000
Redeemed shares	(57,435)	—	(417,000)	—	(417,000)	—	(417,000)
Offering costs	—	—	(5,271,000)	—	(5,271,000)	—	(5,271,000)
Distributions declared	—	—	(3,196,000)	—	(3,196,000)	(14,000)	(3,210,000)
Noncontrolling interest contribution	—	—	—	—	—	145,000	145,000
Net loss	—	—	—	(2,601,000)	(2,601,000)	(3,000)	(2,604,000)
BALANCE — December 31, 2007	9,908,551	10,000	64,239,000	(4,001,000)	60,248,000	309,000	60,557,000

Issuance of common stock	9,264,536	10,000	73,891,000	—	73,901,000	—	73,901,000
Redeemed shares	(198,108)	—	(1,437,000)	—	(1,437,000)	—	(1,437,000)
Special stock dividend	1,595,141	1,000	(1,000)	—	—	—	—
Offering costs	—	—	(7,655,000)	—	(7,655,000)	—	(7,655,000)
Distributions declared	—	—	(7,269,000)	—	(7,269,000)	(16,000)	(7,285,000)
Noncontrolling interest distribution	—	—	—	—	—	(145,000)	(145,000)
Net (loss) income	—	—	—	(1,455,000)	(1,455,000)	3,000	(1,452,000)
BALANCE — December 31, 2008	20,570,120	21,000	121,768,000	(5,456,000)	116,333,000	151,000	116,484,000

Issuance of common stock	3,121,623	3,000	24,650,000	—	24,653,000	—	24,653,000
Redeemed shares	(577,542)	—	(4,413,000)	—	(4,413,000)	—	(4,413,000)
Offering costs	—	—	(2,802,000)	—	(2,802,000)	—	(2,802,000)
Distributions declared	—	—	(10,644,000)	—	(10,644,000)	(12,000)	(10,656,000)
Net loss	—	—	—	(8,103,000)	(8,103,000)	(8,000)	(8,111,000)
BALANCE – December 31, 2009	23,114,201	$24,000	$128,559,000	$(13,559,000)	$115,024,000	$131,000	$115,155,000

The accompanying notes are an integral part of these consolidated financial statements.

CORNERSTONE CORE PROPERTIES REIT, INC.  AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2009, 2008 and 2007

	Year Ended December 31,
	2009	2008	2007
Cash flows from operating activities:
Net loss	$(8,111,000)	$(1,452,000)	$(2,604,000)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Amortization of deferred financing costs	236,000	435,000	505,000
Depreciation and amortization	3,641,000	3,575,000	1,529,000
Straight line rents and amortization of acquired above/below market lease intangibles	(27,000)	326,000	(41,000)
Provisions for bad debt	409,000	323,000	—
Provisions for impairment	6,986,000	—	—
Change in operating assets and liabilities:
Tenant and other receivables	(406,000)	(255,000)	(299,000)
Other assets	(165,000)	(36,000)	(443,000)
Account payable and accrued liabilities	15,000	(381,000)	668,000
Payable to related parties	351,000	6,000	(532,000)
Prepaid rent, security deposit and deferred revenue	(41,000)	—	61,000
Net cash provided by (used in) operating activities	2,888,000	2,541,000	(1,156,000)

Cash flows from investing activities:
Real estate acquisitions	—	(8,192,000)	(84,513,000)
Additions to real estate	(171,000)	(56,000)	(36,000)
Notes receivable disbursements	(3,626,000)	(3,875,000)	—
Notes receivable disbursements to related parties	(20,911,000)	—	—
Note receivable proceeds from related party	14,000,000	—	—
Escrow deposits	—	150,000	(250,000)
Net cash used in investing activities	(10,708,000)	(11,973,000)	(84,799,000)

Cash flows from financing activities
Issuance of common stock	18,596,000	69,791,000	43,309,000
Redeemed shares	(4,413,000)	(1,437,000)	(417,000)
Noncontrolling interest contributions	—	—	145,000
Proceeds from notes payable	—	—	49,809,000
Repayment of notes payable	(6,742,000)	(27,448,000)	(4,161,000)
Other receivables	—	—	211,000
Offering costs	(2,544,000)	(8,462,000)	(5,828,000)
Deferred offering costs	—	(285,000)	—
Distributions paid to stockholders	(4,474,000)	(2,699,000)	(1,272,000)
Distributions paid to noncontrolling interest	(12,000)	(161,000)	(14,000)
Deferred financing costs	(199,000)	(234,000)	(220,000)
Net cash provided by financing activities	212,000	29,065,000	81,562,000

Net (decrease) increase in cash and cash equivalents	(7,608,000)	19,633,000	(4,393,000)
Cash and cash equivalents - beginning of period	26,281,000	6,648,000	11,041,000
Cash and cash equivalents - end of period	$18,673,000	$26,281,000	$6,648,000

Supplemental disclosure of cash flow information:
Cash paid for interest	$1,199,000	$2,904,000	$2,215,000
Supplemental disclosure of noncash activities:
Distributions declared not paid	$941,000	$827,000	$364,000
Distributions reinvested	$6,057,000	$4,110,000	$1,703,000
Offering costs payable to related parties	$1,000	$39,000	$854,000
Accrued distribution to noncontrolling interest	$—	$—	$3,000
Accrued additions to real estate	$—	$—	$25,000
Receivable from seller	$—	$—	$96,000
Assumption of loan in connection with property acquisition	$—	$7,375,000	$—
Security deposits and other liabilities assumed upon acquisition of real estate	$—	$127,000	$503,000
Loan origination fee receivable	$80,000	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

CORNERSTONE CORE PROPERTIES REIT, INC.  AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2009, 2008 and 2007

1. Organization

Cornerstone Core Properties REIT, Inc., a Maryland Corporation, was formed on October 22, 2004 under the General Corporation Law of Maryland for the purpose of engaging in the business of investing in and owning commercial real estate.  As used in this report, “we,” “us” and “our” refer to Cornerstone Core Properties REIT, Inc. and its consolidated subsidiaries except where the context otherwise requires.  We are recently formed and are subject to the general risks associated with a start-up enterprise, including the risk of business failure.  Subject to certain restrictions and limitations, our business is managed by an affiliate, Cornerstone Realty Advisors, LLC, a Delaware limited liability company that was formed on November 30, 2004 (the “advisor”), pursuant to an advisory agreement.

Cornerstone Operating Partnership, L.P., a Delaware limited partnership (the “Operating Partnership”) was formed on November 30, 2004.  At December 31, 2009, we owned a 99.88% general partner interest in the Operating Partnership while the advisor owned a 0.12% limited partnership interest.  We anticipate that we will conduct all or a portion of our operations through the Operating Partnership.  Our financial statements and the financial statements of the Operating Partnership are consolidated in the accompanying consolidated financial statements.   All intercompany accounts and transactions have been eliminated in consolidation.

2. Public Offerings

On January 6, 2006, we commenced a public offering of a minimum of 125,000 shares and a maximum of 55,400,000 shares of our common stock, consisting of 44,400,000 shares for sale to the public (the “Primary Offering”) and 11,000,000 shares for sale pursuant to our distribution reinvestment plan.  We stopped making offers under our initial public offering on June 1, 2009 upon raising gross offering proceeds of approximately $172.7 million from the sale of approximately 21.7 million shares, including shares sold under the distribution reinvestment plan.  On June 10, 2009, SEC declared our follow-on offering effective and we commenced a follow-on offering of up to 77,350,000 shares of our common stock, consisting of 56,250,000 shares for sale to the public (the “Follow-On Offering”) and 21,100,000 shares for sale pursuant to our dividend reinvestment plan.  The Primary Offering and Follow-On Offering are collectively referred to as the “Offerings”. We retained Pacific Cornerstone Capital, Inc. (“PCC”), an affiliate of our advisor, to serve as the dealer manager for the Offerings.  PCC is responsible for marketing our shares being offered pursuant to the Offerings. PCC and Terry G. Roussel, the majority owner of our dealer manager and one of our officers and directors, have been the subject of a non-public inquiry by the Financial Industry Regulatory Authority (“FINRA”) focused on private placements conducted by our dealer manager during the period from January 1, 2004 through May 30, 2009.  We are not the issuer of any of the securities offered in the private placements that are the subject of FINRA’s investigation.  One such issuer is, however, the managing member of our Advisor.  Without admitting or denying the findings, our dealer manager and Terry G. Roussel have settled the FINRA inquiry, which alleges that they violated NASD rules relating to communications with the public (Rule 2210); supervision (Rule 3010) and standards of commercial honor and principles of trade (Rule 2110).  FINRA’s allegations, in sum, focus on claimed material misstatements and omissions with respect to certain performance targets.  Our dealer manager consented to a censure and fine of $700,000.  Mr. Roussel consented to a fine of $50,000, suspension from association with a FINRA member in all capacities for 20 business days, and suspension from association with a FINRA member firm in a principal capacity for an additional three months.  Terry G. Roussel served as our dealer manager’s president and chief compliance officer until October 1, 2009, when he resigned as president. In January 2010, Terry G. Roussel transferred his chief compliance officer responsibilities to a qualified registered principal. He presently serves as one of our dealer manager’s two directors.  Our dealer manager has also provided additional disclosures, satisfactory to FINRA, to investors in the private offerings.

We intend to invest the net proceeds from the initial public and follow-on offerings primarily in investment real estate including multi-tenant industrial real estate located in major metropolitan markets in the United States.  As of December 31, 2009, a total of 20.8 million shares of our common stock had been sold for aggregate gross proceeds of $165.9 million under the Offerings.

3. Summary of Significant Accounting Policies

The summary of significant accounting policies presented below is designed to assist in understanding our consolidated financial statements.  Such financial statements and accompanying notes are the representations of our management, who is responsible for their integrity and objectivity.  These accounting policies conform to accounting principles generally accepted in the United States of America, or GAAP, in all material respects, and have been consistently applied in preparing the accompanying consolidated financial statements.

Cash and Cash Equivalents

We consider all short-term, highly liquid investments that are readily convertible to cash with a maturity of three months or less at the time of purchase to be cash equivalents.

Investments in Real Estate

In December 2007, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standard Codification (“ASC”) ASC 805-10, Business Combinations.  In summary, ASC 805-10 requires the acquirer of a business combination to measure at fair value the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, with limited exceptions.  In addition, this standard requires acquisition costs to be expensed as incurred.  The standard is effective for fiscal years beginning after December 15, 2008, and is to be applied prospectively, with no earlier adoption permitted.  We adopted this standard on January 1, 2009 and have expensed acquisition costs accordingly.

We allocate the purchase price of our properties in accordance with ASC 805-10. Upon acquisition of a property, we allocate the purchase price of the property based upon the fair value of the assets acquired, which generally consist of land, buildings, site improvements and intangible lease assets or liabilities including in-place leases, above market and below market leases.  We allocated the purchase price to the fair value of the tangible assets of an acquired property by valuing the property as if it were vacant. We are required to make subjective assessments as to the useful lives of our depreciable assets.  We consider the period of future benefit of the asset to determine the appropriate useful lives. Depreciation of our assets is being charged to expense on a straight-line basis over the assigned useful lives. The value of the building and improvements are depreciated over an estimated useful life of 15 to 39 years.

In-place lease values are calculated based on management’s evaluation of the specific characteristics of each tenant’s lease and our overall relationship with the respective tenant.

Acquired above and below market leases is valued based on the present value of the difference between prevailing market rates and the in-place rates over the remaining lease term. The value of acquired above and below market leases is amortized over the remaining non-cancelable terms of the respective leases as an adjustment to rental revenue on our consolidated statements of operations.

We will amortize the value of in-place leases and above and below market leases over the initial term of the respective leases. Should a tenant terminate its lease, the unamortized portion of the above or below market lease value will be charged to revenue.  If a lease is terminated prior to its expiration, the unamortized portion of the tenant improvements, intangible lease assets or liabilities and the in-place lease value will be immediately charged to expense. Should a significant tenant terminate their lease, the unamortized portion of intangible assets or liabilities of above and below market leases will be charged to revenue.

Depreciation of Real Property Assets

We are required to make subjective assessments as to the useful lives of our depreciable assets.  We consider the period of future benefit of the asset to determine the appropriate useful lives.

Depreciation of our assets is being charged to expense on a straight-line basis over the assigned useful lives.

Impairment of Real Estate Assets

Rental properties, properties undergoing development and redevelopment, land held for development and intangibles are individually evaluated for impairment in when conditions exist which may indicate that it is probable that the sum of expected future undiscounted cash flows is less than the carrying amount.  Impairment indicators for our rental properties, properties undergoing development and redevelopment, and land held for development is assessed by project and include, but is not limited to, significant fluctuations in estimated net operating income, occupancy changes, construction costs, estimated completion dates, rental rates and other market factors.  We assess the expected undiscounted cash flows based upon numerous factors, including, but not limited to, appropriate capitalization rates, construction costs, available market information, historical operating results, known trends and market/economic conditions that may affect the property and our assumptions about the use of the asset, including, if necessary, a probability-weighted approach if multiple outcomes are under consideration.  Upon determination that impairment has occurred and that the future undiscounted cash flows are less than the carrying amount, a write-down will be recorded to reduce the carrying amount to its estimated fair value. In the fourth quarter of 2009, we recorded an impairment charge on one of our properties of approximately $2.4 million accordingly.

Notes Receivable

Notes receivable represent mortgage notes and acquisition loans made to related parties and notes made to real estate operating companies that are parties to an alliance with the managing member of our advisor.  On a quarterly basis, we evaluate the collectability of our notes receivable.  Our evaluation of collectability involves judgment, estimates, and a review of the underlying collateral and borrower’s business models and future operations in accordance with ASC 450-20, Contingencies – Loss Contingencies and ASC 310-10, Receivables.

Tenant and Other Receivables, net

Tenant and other receivables are comprised of rental and reimbursement billings due from tenants and the cumulative amount of future adjustments necessary to present rental income on a straight-line basis. Tenant receivables are recorded at the original amount earned, less an allowance for any doubtful accounts, which approximates fair value.  Management assesses the realizability of tenant receivables on an ongoing basis and provides for allowances as such balances, or portions thereof, that  become uncollectible.  For the years ended December 31, 2009, 2008 and 2007, provisions for bad debt amounted to approximately $409,000, $323,000 and $0, respectively, which are included in property operating and maintenance expenses in the accompanying consolidated statements of operations.

Other Asset, net

Other assets consist primarily of leasing commissions net of amortization and prepaid insurance.  Additionally, other assets will be amortized to expense over their future service periods.  Balances without future economic benefit are expensed as they are identified.

Deferred Costs and Deposits

Included in deferred costs and deposits as of December 31, 2008 are deferred offering costs which consist of legal, accounting fees, and other administrative costs incurred through the balance sheet date that related to the follow-on offering of our shares.  These deferred offering costs were charged to stockholders’ equity upon commencement of the secondary offering in June 2009.  Deposits primarily consist of utility deposits.

Deferred Financing Costs

Costs incurred in connection with debt financing are recorded as deferred financing costs. Deferred financing costs are amortized using the straight-line basis which approximates the effective interest rate method, over the contractual terms of the respective financings.

Consolidation Considerations for Our Investments in Joint Ventures

ASC 810-10, Consolidation, which addresses how a business enterprise should evaluate whether it has a controlling interest in an entity through means other than voting rights and accordingly should consolidate the entity.  Before concluding that it is appropriate to apply the voting interest consolidation model to an entity, an enterprise must first determine that the entity is not a variable interest entity. We evaluate, as appropriate, our interests, if any, in joint ventures and other arrangements to determine if consolidation is appropriate.

Revenue Recognition and Valuation of Receivables

Revenue is recorded in accordance with ASC 840-10, Leases, and SEC Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements, as amended” (“SAB 104”). Such accounting provisions require that revenue be recognized after four basic criteria are met. These four criteria include persuasive evidence of an arrangement, the rendering of service, fixed and determinable income and reasonably assured collectability. Leases with fixed annual rental escalators are generally recognized on a straight-line basis over the initial lease period, subject to a collectability assessment.  Rental income related to leases with contingent rental escalators is generally recorded based on the contractual cash rental payments due for the period. Because our leases provide for free rent, lease incentives, or other rental increases at specified intervals, we straight-line the recognition of revenue, which results in the recording of a receivable for rent not yet due under the lease terms. Our revenues are comprised largely of rental income and other income collected from tenants. Tenant receivables are recorded at the original amount earned, less an allowance for any doubtful accounts.  Management assesses the reliability of tenant receivables on an ongoing basis and provides for allowances as such balances, or portions thereof, become uncollectible.

Organizational and Offering Costs

We are required to reimburse the advisor for such organization and offering costs up to 3.5% of the cumulative capital raised in our public offerings.  Organization and offering costs include items such as legal and accounting fees, marketing, due diligence, promotional and printing costs and amounts to reimburse our advisor for all costs and expenses such as salaries and direct expenses of employees of our advisor and its affiliates in connection with registering and marketing our shares.  Our public offerings costs are recorded as an offset to additional paid-in capital, and all organization costs are recorded as an expense at the time we become liable for the payment of these amounts.

Noncontrolling Interest in Consolidated Subsidiary

Noncontrolling interest relates to the interest in the consolidated entities that are not wholly-owned by us.

On January 1, 2009, we adopted ASC 810-10-65, Consolidation, which clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. ASC 810-10-65 also requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest and requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest.

ASC 810-10-65 was required to be applied prospectively after adoption, with the exception of the presentation and disclosure requirements, which were applied retrospectively for all periods presented. As a result of the adoption of ASC 810-10-65, we reclassified noncontrolling interests to permanent equity in the accompanying consolidated balance sheet as of December 31, 2008 and reclassified the noncontrolling interest’s proportionate share of losses and income to be in included in net loss for the years ended December 31, 2008 and 2007.   We will periodically evaluate individual noncontrolling interests for the ability to continue to recognize the noncontrolling interest as permanent equity in the consolidated balance sheets. Any noncontrolling interest that fails to qualify as permanent equity will be reclassified as temporary equity and adjusted to the greater of (a) the carrying amount, or (b) its redemption value as of the end of the period in which the determination is made.

Income Taxes

We have elected to be taxed as a REIT, under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Code) beginning with our  taxable year ending December 31, 2006.  To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to currently distribute at least 90% of the REIT’s ordinary taxable income to stockholders.  As a REIT, we generally will not be subject to federal income tax on taxable income that we distribute to our stockholders.  If we fail to qualify as a REIT in any taxable year, we will then be subject to federal income taxes on our taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the Internal Revenue Service granted us relief under certain statutory provisions.  Such an event could materially adversely affect our net income and net cash available for distribution to stockholders.  However, we believe that we will be organized and operate in such a manner as to qualify for treatment as a REIT and intend to operate in the foreseeable future in such a manner so that we will remain qualified as a REIT for federal income tax purposes.

Uncertain Tax Positions

In accordance with the requirements of ASC 740-10, Income Taxes, favorable tax positions are included in the calculation of tax liabilities if it is more likely than not that our adopted tax position will prevail if challenged by tax authorities. As a result of our REIT status, we are able to claim a dividends-paid deduction on our tax return to deduct the full amount of common dividends paid to stockholders when computing our annual taxable income, which results in our taxable income being passed through to our stockholders. A REIT is subject to a 100% tax on the net income from prohibited transactions. A “prohibited transaction” is the sale or other disposition of property held primarily for sale to customers in the ordinary course of a trade or business. There is a safe harbor which, if met, expressly prevents the Internal Revenue Service from asserting the prohibited transaction test. We have not had any sales of properties to date. We have no income tax expense, deferred tax assets or deferred tax liabilities associated with any such uncertain tax positions for the operations of any entity included in the consolidated results of operations.

Concentration of Credit Risk

Financial instruments that potentially subject us to a concentration of credit risk are primarily cash investments; cash is generally invested in investment-grade short-term instruments. Currently, the Federal Deposit Insurance Corporation, or FDIC, generally insures amounts up to $250,000 per depositor per insured bank. This amount is scheduled to be reduced to $100,000 after December 31, 2013.  As of December 31, 2009 we had cash accounts in excess of FDIC insured limits.

As of December 31, 2009, we owned three properties in the state of California, three properties in the state of Arizona and six properties in the state of Florida.  Accordingly, there is a geographic concentration of risk subject to fluctuations in each State’s economy.

Fair Value of Financial Instruments

On January 1, 2008, we adopted ASC 820-10, Fair Value Measurements and Disclosures. ASC 820-10 defines fair value, establishes a framework for measuring fair value in GAAP and provides for expanded disclosure about fair value measurements.

We adopted ASC 820-10 with respect to our non-financial assets and non-financial liabilities on January 1, 2009. The adoption of ASC 820-10 with respect to our non-financial assets and liabilities did not have a material impact on our consolidated financial statements.

ASC 825-10, Financial Instruments, requires the disclosure of fair value information about financial instruments whether or not recognized on the face of the balance sheet, for which it is practical to estimate that value.

We generally determine or calculate the fair value of financial instruments using quoted market prices in active markets when such information is available or using appropriate present value or other valuation techniques, such as discounted cash flow analyses, incorporating available market discount rate information for similar types of instruments and our estimates for non-performance and liquidity risk. These techniques are significantly affected by the assumptions used, including the discount rate, credit spreads, and estimates of future cash flow.

Our consolidated balance sheets include the following financial instruments: cash and cash equivalents, tenant and other receivables, payable to related parties, prepaid rent and security deposits, deferred revenue, accounts payable and accrued liabilities, note receivable from related party and notes payable. We consider the carrying values of cash and cash equivalents, tenant and other receivables, payable to related parties, note payable, prepaid rent and security deposits, deferred revenue, accounts payable and accrued liabilities to approximate fair value for these financial instruments because of the short period of time between origination of the instruments and their expected payment.

The fair value of notes payable is estimated using lending rates available to us for financial instruments with similar terms and maturities.  As of December 31, 2009 and 2008, the fair value of notes payable was $38,943,000 and $42,196,000, respectively, compared to the carrying value of $38,884,000 and $45,626,000, respectively.

Basic and Diluted Net Loss per Common Share Attributable to Common Stockholders

Basic net loss per common share attributable to common stockholders per share is computed by dividing net loss attributable to common stockholder by the weighted-average number of common shares outstanding for the period.  For the years ended December 31, 2009, 2008 and 2007, stock options of 65,000, 65,000 and 60,000, respectively have been excluded from weighted-average number of common shares outstanding since their effect was anti-dilutive.

Basic and diluted net loss per share is calculated as follows:

	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007
Net loss attributable to common stockholders	$(8,103,000)	$(1,455,000)	$(2,601,000)
Basic and diluted net loss per common share attributable to common stockholders	$(0.37)	$(0.10)	$(0.37)
Weighted average number of shares outstanding — basic and diluted	21,806,219	14,241,215	7,070,155

Use of Estimates

The preparation of our financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the reporting period.  Actual results could materially differ from those estimates.

Segment Disclosure

ASC 280-10, Segment Reporting, establishes standards for reporting financial and descriptive information about an enterprise’s reportable segments.  Our current business consists of acquiring and operating real estate assets.  Management evaluates operating performance on an individual property level.  However, as each of our properties has similar economic characteristics, our properties have been aggregated into one reportable segment.

Recently Issued Accounting Pronouncements

In January 2010, the FASB issued an Accounting Standard Update (“ASU”) to address implementation issues associated with the accounting for decreases in the ownership of a subsidiary. The new guidance clarified the scope of the entities covered by the guidance related to accounting for decreases in the ownership of a subsidiary and specifically excluded in-substance real estate or conveyances of oil and gas mineral rights from the scope.  Additionally, the new guidance expands the disclosures required for a business combination achieved in stages and deconsolidation of a business or nonprofit activity. The new guidance became effective for interim and annual periods ending on or after December 31, 2009 and must be applied on a retrospective basis to the first period that an entity adopted the new guidance related to noncontrolling interests.  The adoption of this new guidance did not have an impact on our consolidated financial statements.

In June 2009, the FASB established the FASB Accounting Standards Codification (the “Codification”) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP.  Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants.  All guidance contained in the Codification carries an equal level of authority.  The Codification became effective for interim or annual financial periods ending after September 15, 2009.  The adoption of the Codification did not have a material impact on our consolidated financial statements.

In June 2009, the FASB issued new accounting literature with respect to the consolidation of variable interest entity (“VIE”).  The new guidance impacts the consolidation guidance applicable to VIEs and among other things require a qualitative rather than a quantitative analysis to determine the primary beneficiary of a VIE, continuous assessments of whether a company is the primary beneficiary of a VIE and enhanced disclosures about a company’s involvement with a VIE. The new guidance applies to our fiscal year beginning on January 1, 2010 and early adoption is prohibited.  The adoption of the new guidance did not have a material impact on our consolidated financial statements.

In August 2009, the FASB issued Accounting Standards Update, or ASU, 2009-05, Measuring Liabilities at Fair Value, ASU 2009-05 provides guidance on measuring the fair value of liabilities under FASB Codification Topic 820, Fair Value Measurements and Disclosure. Specifically, the guidance reaffirms that fair value measurement of a liability assumes the transfer of a liability to a market participant as of the measurement date, and presumes that the liability is to continue and is not settled with a counterparty. Further, nonperformance risk does not change after transfer of the liability. ASU 2009-05 also provides guidance on the valuation techniques to estimate fair value of a liability in an active and inactive market. ASU 2009-05 is effective for the first interim or annual reporting period beginning after issuance. We adopted ASU 2009-05 on October 1, 2009, which only applied to the disclosures fair value of financial instruments. The adoption of ASU 2009-05 did not have a material impact on our footnote disclosures.

4. Investments in Real Estate

As of December 31, 2009, cost and accumulated depreciation and amortization related to real estate assets and related lease intangibles were as follows:

	Land	Buildings and Improvements	Acquired Above-Market Leases	In-Place Lease Value	Acquired Below-Market Leases
Investment in real estate	$38,604,000	$94,513,000	$1,666,000	$1,971,000	$(824,000)
Less: accumulated depreciation and amortization	—	(6,842,000)	(1,419,000)	(1,414,000)	607,000
Net investments in real estate and related lease intangibles	$38,604,000	$87,671,000	$247,000	$557,000	$(217,000)

As of December 31, 2008, cost and accumulated depreciation and amortization related to real estate assets and related lease intangibles were as follows:

	Land	Buildings and Improvements	Acquired Above-Market Leases	In-Place Lease Value	Acquired Below-Market Leases
Investments in real estate	$39,138,000	$96,431,000	$1,692,000	$2,009,000	$(834,000)
Less: accumulated depreciation and amortization	—	(4,104,000)	(1,232,000)	(979,000)	441,000
Net investments in real estate and related lease intangibles	$39,138,000	$92,327,000	$460,000	$1,030,000	$(393,000)

Depreciation expense associated with buildings and improvements for the years ended December 31, 2009, 2008 and 2007 was $3,001,000, $2,830,000 and $1,197,000, respectively.

The estimated useful lives for lease intangibles range from 1 month to 10 years. The weighted-average amortization period for in-place lease, acquired above market leases and acquired below market leases are 4.1 years, 4.8 years and 3.5 years, respectively.

Amortization associated with the lease intangible assets and liabilities for the years ended December 31, 2009, 2008 and 2007 were $511,000, $1,308,000 and $434,000, respectively.

Anticipated amortization for each of the five following years ended December 31 is as follows:

Lease Intangibles
2010	$296,000
2011	$164,000
2012	$65,000
2013	$41,000
2014	$12,000
2015 and thereafter	$9,000

Future Minimum Lease Payments

The future minimum lease payments to be received under existing operating leases for properties owned as of December 31, 2009 are as follows:

Years ending December 31,
2010	$6,452,000
2011	4,968,000
2012	3,155,000
2013	1,425,000
2014	402,000
2015 and thereafter	621,000
$17,023,000

The schedule does not reflect future rental revenues from the potential renewal or replacement of existing and future leases and excludes property operating expense reimbursements. Additionally, leases where the tenant can terminate the lease with short-term notice are not included. Industrial space in the properties is generally leased to tenants under lease terms that provide for the tenants to pay increases in operating expenses in excess of specified amounts.

5. Notes Receivable

In May 2008, we agreed to loan up to $10.0 million at a rate of 10% per year to two real estate operating companies, Servant Investments, LLC and Servant Healthcare Investments, LLC (collectively, “Servant”). The loans mature on May 19, 2013.  Servant is party to an alliance with the managing member of our advisor.  As of December 31, 2009, advances to Servant  were approximately $7.5 million. For the year ended December 31, 2009 we earned interest income of approximately $396,000. On a quarterly basis, we evaluate the collectability of our notes receivable.  Our evaluation of collectability involves judgment, estimates and a review of the Servant business models and their future operations.  During the quarter ended September 30, 2009, we concluded that the collectability of one note cannot be reasonably assured and therefore, we recorded a note receivable reserve of approximately $4.6 million against the balance of that note. The amount of this reserve has been included in our consolidated statements of operations under provisions for impairment.

6. Notes Receivable from Related Parties

On January 22, 2009, we made a $14.0 million acquisition bridge loan to Caruth Haven L.P, a Delaware limited partnership that is a wholly-owned subsidiary of Cornerstone Healthcare Plus REIT, Inc., a publicly offered, non-traded REIT sponsored by affiliates of our sponsor. The loan was to mature on January 21, 2010 subject to the borrower's right to repay the loan, in whole or in part, on or before January 21, 2010 without incurring any prepayment penalty.  On December 16, 2009, Caruth Haven L.P. repaid the full loan amount.  For the year ended December 31, 2009, we earned interest income of approximately $0.8 million.

On December 14, 2009, we made a participating first mortgage loan commitment of $8.0 million to Nantucket Acquisition LLC, a Delaware limited liability company managed by Cornerstone Ventures Inc., an affiliate of our advisor, in connection with Nantucket Acquisition’s purchase of a 60-unit senior living community known as Sherburne Commons located on the exclusive island of Nantucket, MA.   The loan matures on January 1, 2015, with no option to extend and bears interest at a fixed rate of 8.0% for the term of the loan.  Interest will be paid monthly with principal due at maturity.  In addition, under the terms of the loan, we are entitled to receive additional interest in the form of a 40% participation in the "shared appreciation" of the property, which is calculated based on the net sales proceeds if the property is sold, or the property's appraised value, less ordinary disposition costs, if the Property has not been sold by the time the loan matures. Prepayment of the loan is not permitted without our consent and the loan is not assumable. As of December 31, 2009, the loan balance was approximately $6.9 million. For the year ended December 31, 2009, we earned interest income of approximately $31,000.

7. Payable to Related Parties

Payable to related parties at December 31, 2009 and December 31, 2008 consists of acquisition fees, expense reimbursement payable, sales commissions and dealer manager fees to the advisor and PCC.

8. Equity

Common Stock

Our articles of incorporation authorize 290,000,000 shares of common stock with a par value of $0.001 and 10,000,000 shares of preferred stock with a par value of $0.001.  As of December 31, 2009, we had cumulatively issued approximately 20.8 million shares of common stock for a total of approximately $165.9 million of gross proceeds, exclusive of shares issued under our distribution reinvestment plan.  As of December 31, 2008, we had issued approximately 18.4 million shares of common stock for a total of approximately $147.3 million of gross proceeds, exclusive of shares issued under our distribution reinvestment plan.

Distribution Reinvestment Plan

We have adopted a distribution reinvestment plan that allows our stockholders to have distributions and other distributions otherwise distributable to them invested in additional shares of our common stock.   We have registered 21,100,000 shares of our common stock for sale pursuant to the distribution reinvestment plan.   The purchase price per share is 95% of the price paid by the purchaser for our common stock, but not less than $7.60 per share.   As of December 31, 2009, approximately 1.59 million shares had been issued under the distribution reinvestment plan.  As of December 31, 2008, approximately 794,000 shares had been issued under the distribution reinvestment plan.   We may amend or terminate the distribution reinvestment plan for any reason at any time upon 10 days prior written notice to participants.

Special 10% Stock Distribution

Our board of directors authorized a special 10% stock distribution that was paid to the stockholders of record on the date that we raised the first $125.0 million in our initial public offering. We reached this threshold on July 23, 2008. The investors who purchased our stock on or before July 23, 2008 received one additional share of stock for every 10 shares of stock they owned as of that date. Due to this special 10% stock distribution on the first $125.0 million raised in our initial public offering, we have issued 1,595,141 shares for which we received no consideration.

For the purpose of calculating the stock repurchase price for shares received as part of the special 10% stock distribution declared in July 2008, the purchase price of such shares will be deemed to be equal to the purchase price paid by the stockholder for shares held by the stockholder immediately prior to the special 10% stock distribution.

Stock Repurchase Program

We have adopted a share redemption program for investors who have held their shares for at lease one year, unless the shares are being redeemed in connection with a stockholder’s death. Under our current stock repurchase program, the repurchase price will vary depending on the purchase price paid by the stockholder and the number of years the shares are held.   Our board of directors may amend, suspend or terminate the program at anytime upon thirty (30) days prior notice to our stockholders.

During the year ended December 31, 2009 and 2008, we redeemed shares pursuant to our stock repurchase program follows (in thousands, except per-share amounts):

Period	Total Number of Shares Redeemed (1)	Average Price Paid per Share	Approximate Dollar Value of Shares Available That May Yet Be Redeemed Under the Program (1)
January 2008	12,500	$7.20	$2,050,000
February 2008	12,484	$7.36	$2,275,000
March 2008	2,016	$7.15	$2,573,000
April 2008	396	$7.09	$2,856,000
May 2008	14,616	$7.61	$3,031,000
June 2008	31,607	$7.51	$3,219,000
July 2008	56,504	$7.59	$3,357,000
August 2008	22,569	$7.15	$4,013,000
September 2008	6,600	$6.76	$4,584,000
October 2008	5,299	$6.60	$5,048,000
November 2008	21,992	$6.55	$5,421,000
December 2008	11,525	$6.53	$5,959,000
	198,108

(1)
As long as our common stock is not listed on a national securities exchange or traded on any over-the-counter market, our stockholders who have held their stock for at least one year may be able to have all or any portion of their shares redeemed in accordance with the procedures outlined in the prospectus relating to the shares they purchased.  Under our current stock repurchase program, the repurchase price will vary depending on the purchase price paid by the stockholder and the numbers of years the shares were held.  During our offering and until September 12, 2012, we do not intend to redeem more than the lesser of (i) the number of shares that could be redeemed using the proceeds from our distribution reinvestment plan or (ii) 5% of the number of shares outstanding at the end of the prior calendar year.  After September 12, 2012 the number of shares that we redeem under the stock repurchase program is not expected to exceed 10% of the number outstanding at the end of the prior year. Our board of directors may modify our stock repurchase program so that we can redeem stock using the proceeds from the sale of our real estate investments or other sources.  We have no obligations to repurchase our stockholders' stock.

Period	Total Number of Shares Redeemed (1)	Average Price Paid per Share	Approximate Dollar Value of Shares Available That May Yet Be Redeemed Under the Program (1)
January 2009	40,873	$6.77	$3,805,000
February 2009	137,395	$7.51	$2,773,000
March 2009	152,984	$7.61	$1,608,000
April 2009	83,284	$7.55	$979,000
May 2009	43,057	$7.51	$655,000
June 2009	65,454	$7.67	$152,000
July 2009	23,079	$7.39	$—
August 2009	8,113	$7.99	$—
September 2009	8,178	$7.98	$—
October 2009	—	$—	$—
November 2009	3,560	$7.96	$—
December 2009	11,565	$7.97	$—
	577,542

(1)
Until September 21, 2012 our stock repurchase program limits the number of shares of stock we can redeem (other than redemptions due to death of a stockholder) to those that we can purchase with net proceeds from the sale of stock under our distribution reinvestment plan in the prior calendar year. Until September 21, 2012 we do not intend to redeem more than the lesser of (i) the number of shares that could be redeemed using the proceeds from our distribution reinvestment plan in the prior calendar year or (ii) 5% of the number of shares outstanding at the end of the prior calendar year. After September 21, 2012, the number of shares that we redeem under the stock repurchase program is not expected to exceed 10% of the number outstanding at the end of the prior year. Our board of directors may modify our stock repurchase program so that we can redeem stock using the proceeds from the sale of our real estate investments or other sources.

Our board of directors may modify our stock repurchase program so that we can redeem stock using the proceeds from the sale of our real estate investments or other sources.  We have no obligations to repurchase our stockholders' shares of stock.

Employee and Director Incentive Stock Plan

We have adopted an Employee and Director Incentive Stock Plan (“the Plan”) which provides for the grant of awards to our directors and full-time employees, as well as other eligible participants that provide services to us. We have no employees, and we do not intend to grant awards under the Plan to persons who are not directors of ours. Awards granted under the Plan may consist of nonqualified stock options, incentive stock options, restricted stock, share appreciation rights, and distribution equivalent rights.  The term of the Plan is 10 years.  The total number of shares of common stock reserved for issuance under the Plan is equal to 10% of our outstanding shares of stock at any time.

As of December 31, 2009, we had granted our nonemployee directors nonqualified stock options to purchase an aggregate of 80,000 shares of common stock, at an exercise price of $8.00 per share.  Of these options, 15,000 shares lapsed and were canceled on November 8, 2008 due to the resignation of one director from the board of directors on August 6, 2008.

Outstanding stock options became immediately exercisable in full on the grant date, expire in ten years after the grant date, and have no intrinsic value as of December 31, 2009.  We did not incur any non-cash compensation expense for the years ended December 31, 2009, 2008 and 2007, respectively.  No stock options were exercised or canceled during the twelve months ended December 31, 2009.  No stocks options were exercised and 15,000 shares were canceled during the twelve months ended December 31, 2008.   We record compensation expense for non-employee stock options based on the estimated fair value of the options on the date of grant using the Black-Scholes option-pricing model.  These assumptions include the risk-free interest rate, the expected life of the options, the expected stock price volatility over the expected life of the options, and the expected distribution yield. Compensation expense for employee stock options is recognized ratably over the vesting term.
The expected life of the options is based on evaluations of expected future exercise behavior.  The risk free interest rate is based on the U.S. Treasury yield curve at the date of grant with maturity dates approximately equal to the expected term of the options at the date of the grant.   Volatility is based on historical volatility of our stock.  The valuation model applied in this calculation utilizes highly subjective assumptions that could potentially change over time, including the expected stock price volatility and the expected life of an option.  Therefore, the estimated fair value of an option does not necessarily represent the value that will ultimately be realized by a non-employee director.

Equity Compensation Plan Information

Our equity compensation plan information as of December 31, 2009 and 2008 is as follows:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance
Equity compensation plans approved by security holders	65,000	$8.00	See footnote	(1)
Equity compensation plans not approved by security holders	—	—	—
Total	65,000	$8.00	See footnote	(1)

(1)
Our Employee and Director Incentive Stock Plan was approved by our security holders and provides that the total number of shares issuable under the plan is a number of shares equal to ten percent (10%) of our outstanding common stock.  The maximum number of shares that may be granted under the plan with respect to “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code is 5,000,000.  As of December 31, 2009 and 2008, there were approximately 23.1 million and 20.6 million shares of our common stock issued and outstanding, respectively.

Tax Treatment of Distributions

The income tax treatment for the distributions per share to common stockholders reportable for the years ended December 31, 2009, 2008, and 2007 as follows:

Per Common Shares	2009		2008		2007
Ordinary income	$0.02	4.93%	-	-%	-	-%
Return of capital	$0.46	95.07%	$0.47	100.00%	$0.43	100.00%

9.	Related Party Transactions

Our company has no employees. Our advisor is primarily responsible for managing our business affairs and carrying out the directives of our board of directors.  We have an advisory agreement with the advisor and a dealer manager agreement with PCC which entitle the advisor and PCC to specified fees upon the provision of certain services with regard to the Offering and investment of funds in real estate projects, among other services, as well as reimbursement for organizational and offering costs incurred by the advisor and PCC on our behalf and reimbursement of certain costs and expenses incurred by the advisor in providing services to us.

Advisory Agreement

Under the terms of the advisory agreement, our advisor will use commercially reasonable efforts to present to us investment opportunities to provide a continuing and suitable investment program consistent with the investment policies and objectives adopted by our board of directors.  The advisory agreement calls for our advisor to provide for our day-to-day management and to retain property managers and leasing agents, subject to the authority of our board of directors, and to perform other duties.

The fees and expense reimbursements payable to our advisor under the advisory agreement are described below.

Organizational and Offering Costs.  Costs of the offerings had been paid by the advisor on our behalf and had been reimbursed to the advisor from the proceeds of the offering.   Organizational and offering costs consist of all expenses (other than sales commissions and the dealer manager fee) to be paid by us in connection with the offering, including our legal, accounting, printing, mailing and filing fees, charges of our escrow holder and other accountable offering expenses, including, but not limited to, (i) amounts to reimburse our advisor for all marketing related costs and expenses such as salaries and direct expenses of employees of or advisor and its affiliates in connection with registering and marketing our shares (ii) technology costs associated with the offering of our shares; (iii) our costs of conducting our training and education meetings; (iv) our costs of attending retail seminars conducted by participating broker-dealers; and (v) payment or reimbursement of bona fide due diligence expenses.   In no event will we have any obligation to reimburse the advisor for organizational and offering costs totaling in excess of 3.5% of the gross proceeds from our public offerings.

As of December 31, 2009, the advisor and its affiliates had incurred on our behalf organizational and offering costs totaling approximately $5.2 million, including approximately $0.1 million of organizational costs that have been expensed and approximately $5.1 million of offering costs which reduce net proceeds of our Offerings.  Of this amount $4.4 million reduced the net proceeds of our Primary Offering and $0.7 million reduced the net proceeds of our Follow-on Offering.  As of December 31, 2008, the advisor and its affiliates had incurred on our behalf organizational and offering costs totaling for our Primary Offering totaling approximately $4.5 million, including approximately $0.1 million of organizational costs that have been expensed, approximately $4.1 million of offering costs which reduced net proceeds of our Primary Offering and $0.3 million which were deferred in anticipation of our Follow-On Offering.

Acquisition Fees and Expenses.  The advisory agreement requires us to pay the advisor acquisition fees in an amount equal to 2% of the gross proceeds of our public offerings.  We will pay the acquisition fees upon receipt of the gross proceeds from our offerings. However, if the advisory agreement is terminated or not renewed, the advisor must return acquisition fees not yet allocated to one of our investments.  In addition, we are required to reimburse the advisor for direct costs the advisor incurs and amounts the advisor pays to third parties in connection with the selection and acquisition of a property, whether or not ultimately acquired.  For the years ended December 31, 2009, 2008 and 2007, the advisor earned approximately $0.4 million, $1.4 million and $0.9 million of acquisition fees, respectively.

Management Fees.  The advisory agreement requires us to pay the advisor a monthly asset management fee of one-twelfth of 1.0% of the sum of the aggregate basis book carrying values of our assets invested, directly or indirectly, in equity interests in and loans secured by real estate before reserves for depreciation or bad debts or other similar non-cash reserves, calculated in accordance with generally accepted accounting principals in the United States of America (GAAP).  In addition, we will reimburse the advisor for the direct costs and expenses incurred by the advisor in providing asset management services to us.  These fees and expenses are in addition to management fees that we expect to pay to third party property managers.  For the years ended 2009, 2008 and 2007, the advisor earned approximately $1.5 million, $1.3 million and $0.7 million, of asset management fees, respectively, which were expensed.

Operating Expenses. The advisory agreement provides for reimbursement of our advisor’s direct and indirect costs of providing administrative and management services to us.  For years ended December 31, 2009, 2008 and 2007, approximately $558,000, $798,000 and $517,000 of such costs, respectively, were reimbursed.  The advisor must pay or reimburse us the amount by which our aggregate annual operating expenses exceed the greater of 2% of our average invested assets or 25% of our net income unless a majority of our independent directors determine that such excess expenses were justified based on unusual and non-recurring factors.

Disposition Fee.  The advisory agreement provides that if the advisor or its affiliate provides a substantial amount of the services (as determined by a majority of our directors, including a majority of our independent directors) in connection with the sale of one or more properties, we will pay the advisor or such affiliate shall receive at closing a disposition fee up to 3% of the sales price of such property or properties.   This disposition fee may be paid in addition to real estate commissions paid to non-affiliates, provided that the total real estate commissions (including such disposition fee) paid to all persons by us for each property shall not exceed an amount equal to the lesser of (i) 6% of the aggregate contract sales price of each property or (ii) the competitive real estate commission for each property.  We will pay the disposition fees for a property at the time the property is sold.  For the years ended 2009, 2008 and 2007, we did not incur any of such fees.

Subordinated Participation Provisions.  The advisor is entitled to receive a subordinated participation upon the sale of our properties, listing of our common stock or termination of the advisor, as follows:

•
After stockholders have received cumulative distributions equal to $8 per share (less any returns of capital) plus cumulative, non-compounded annual returns on net invested capital, the advisor will be paid a subordinated participation in net sale proceeds ranging from a low of 5% of net sales provided investors have earned annualized returns of 6% to a high of 15% of net sales proceeds if investors have earned annualized returns of 10% or more.

•
Upon termination of the advisory agreement, the advisor will receive the subordinated performance fee due upon termination.  This fee ranges from a low of 5% of the amount by which the sum of the appraised value of our assets minus our liabilities on the date the advisory agreement is terminated plus total distributions (other than stock distributions) paid prior to termination of the advisory agreement exceeds the amount of invested capital plus annualized returns of 6%, to a high of 15% of the amount by which the sum of the appraised value of our assets minus its liabilities plus all prior distributions (other than stock distributions) exceeds the amount of invested capital plus annualized returns of 10% or more.

•
In the event we list our stock for trading, the advisor will receive a subordinated incentive listing fee instead of a subordinated participation in net sales proceeds.  This fee ranges from a low of 5% of the amount by which the market value of our common stock plus all prior distributions (other than stock distributions) exceeds the amount of invested capital plus annualized returns of 6%, to a high of 15% of the amount by which the sum of the market value of our stock plus all prior distributions (other than stock distributions) exceeds the amount of invested capital plus annualized returns of 10% or more.

For the years ended 2009, 2008 and 2007, we did not incur any of such fees.

Dealer Manager Agreement

PCC, as dealer manager, is entitled to receive a sales commission of up to 7% of gross proceeds from sales in our primary offerings.  PCC, as Dealer Manager, is also entitled to receive a dealer manager fee equal to up to 3% of gross proceeds from sales in the Offerings.  The Dealer Manager is also entitled to receive a reimbursement of bona fide due diligence expenses up to 0.5% of the gross proceeds from sales in the Offerings.  The advisory agreement requires the advisor to reimburse us to the extent that offering expenses including sales commissions, dealer manager fees and organization and offering expenses (but excluding acquisition fees and acquisition expenses discussed above) are in excess of 13.5% of gross proceeds from the Offerings when combined with the shares sold under the related distribution reinvestment plan.  For the years ended December 31, 2009, 2008 and 2007, we incurred approximately $1.8 million, $7.0 million and $4.3 million, respectively, payable to PCC for dealer manager fees and sales commissions.  Much of this amount was reallowed by PCC to third party broker dealers. Dealer manager fees and sales commissions paid to PCC are a cost of capital raised and, as such, are included as a reduction of additional paid in capital in the accompanying consolidated balance sheets.

10.	Notes Payable

On June 30, 2006, we entered into a credit agreement with HSH Nordbank AG, for a temporary credit facility that we will use during the offering period to facilitate our acquisitions of properties in anticipation of the receipt of offering proceeds.  As of December 31, 2009 and 2008, we had net borrowings of approximately $15.9 million, under the credit agreement.

The credit agreement permits us to borrow up to $50,000,000 secured by real property at a borrowing rate based on LIBOR plus a margin ranging from 1.15% to 1.35% and requires payment of a usage premium of up to 0.15% and an annual administrative fee.  One month LIBOR rates as of December 31, 2009 and 2008 were 0.23% and 0.44%, respectively.  Margin used during the years ended December 31, 2009 and 2008 was 1.15%.  We may use the entire credit facility to acquire real estate investments and we may use up to 10% of the credit facility for working capital.  We are entitled to prepay the borrowings under the credit facility at any time without penalty. The repayment of obligations under the credit agreement may be accelerated in the event of a default, as defined in the credit agreement. On March 24, 2009, we notified HSH Nordbank of our intent to exercise the second of two one-year options to extend the loan maturity date. On June 30, 2009, we satisfied conditions expressed by the lender and extended our loan maturity date to June 30, 2010. The repayment of obligations under the credit agreement may be accelerated in the event of a default, as defined in the credit agreement.  The facility contains various covenants including financial covenants with respect to consolidated interest and fixed charge coverage and secured debt to secured asset value.  As of December 31, 2009, we were in compliance with all these financial covenants.  During the years ended 2009, 2008 and 2007, we incurred approximately $356,000, $1,393,000 and $2,455,000, respectively, of interest expense related to the credit agreement.

On November 13, 2007, we entered into a loan agreement with Wachovia Bank, National Association to facilitate the acquisition of properties during our offering period.  Pursuant to the terms of the loan agreement, we may borrow $22.4 million at an interest rate of 140 basis points over 30-day LIBOR secured by specified real estate properties.  The loan agreement had a maturity date of November 13, 2009, with a one year extension at the borrower’s option.  It may be prepaid without penalty.  On November 12, 2009, we reduced our outstanding debt with Wachovia Bank by paying down $6.5 million, and on November 13, 2009, we satisfied conditions expressed by Wachovia Bank and extended our loan maturity date to November 13, 2010. During the years ended December 31, 2009, 2008 and 2007, we incurred $380,000, $927,000 and $187,000 of interest expense, respectively, related to the loan agreement.  As of December 31, 2009 and 2008, we had net borrowings of approximately $15.9 million and $22.4 million, respectively, under the credit agreement.

On April 17, 2008, in connection with our acquisition of Monroe North CommerCenter, we entered into an assumption and amendment of note, mortgage and other loan documents (the “Loan Assumption Agreement”) with Transamerica Life Insurance Company (“Transamerica”).  Pursuant to the Loan Assumption Agreement, we assumed the outstanding principal balance of approximately $7.4 million on the Transamerica mortgage loan.  The loan matures on November 1, 2014 and bears interest at a fixed rate of 5.89% per annum.  As of December 31, 2009, we had net borrowings of approximately $7.1 million. During the years ended 2009 and 2008, we incurred approximately $422,000 and  $304,000, respectively, of interest expense related to the loan agreement.   As of December 31, 2009 and 2008, we had net borrowings of approximately $7.1 million and $7.3 million, respectively, under the Loan Assumption Agreement.

The principal payments due on Monroe North CommerCenter mortgage loan as of December 31, 2009 for each of the next five years are as follows:

Year	Principal amount
2010	$193,000
2011	$204,000
2012	$217,000
2013	$230,000
2014	$6,234,000

In connection with our notes payable, we had incurred financing costs totaling approximately $1.6 million and $1.4 million, as of December 31, 2009 and December 31, 2008, respectively.  These financing costs have been capitalized and are being amortized over the life of the agreements.  During the years ended December 31, 2009, 2008 and 2007, approximately $236,000, $435,000 and $505,000, respectively, of deferred financing costs were amortized and included in interest expense in the consolidated statements of operations.

For the notes payable that are due within the next twelve months, we are in the process of negotiating with other financial institutions to refinance our debt maturing in 2010. We plan to refinance all or a portion of the debt maturing in 2010 and repay the other portion with proceeds from our follow-on offering.

11.           Commitments and Contingencies

On January 22, 2009, our board of directors increased our commitment to loan funds up to $10.0 million from $5.0 million to entities that are parties to an alliance agreement with the managing member of our advisor.  As of December 31, 2009, we had funded approximately $7.5 million.

On December 14, 2009, we made a participating first mortgage loan commitment of $8.0 million to Nantucket Acquisition LLC, a Delaware limited liability company managed by Cornerstone Ventures Inc., an affiliate of our advisor, in connection with Nantucket Acquisition’s purchase of a 60-unit senior living community known as Sherburne Commons located on the exclusive island of Nantucket, MA.  As of December 31, 2009, we had funded approximately $6.9 million.

We monitor our properties for the presence of hazardous or toxic substances.  While there can be no assurance that a material environment liability does not exist, we are not currently aware of any environmental liability with respect to the properties that would have a material effect on our financial condition, results of operations and cash flows.  Further, we are not aware of any environmental liability or any unasserted claim or assessment with respect to an environmental liability that we believe would require additional disclosure or the recording of a loss contingency.

Our commitments and contingencies include the usual obligations of real estate owners and operators in the normal course of business.  In the opinion of management, these matters are not expected to have a material impact on our consolidated financial position, results of operations, and cash  flows. We are not presently subject to any material litigation nor, to our knowledge, is any material litigation threatened against us which if determined unfavorably to us would have a material adverse effect on our cash flows, financial condition or results of operations.

12.         Selected Quarterly Data (unaudited)

Set forth below is certain unaudited quarterly financial information.  We believe that all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly, and in accordance with generally accepted accounting principles, the selected quarterly information when read in conjunction with the consolidated financial statements.

	Quarters Ended
	December 31, 2009	September 30, 2009	June 30, 2009	March 31, 2009
Revenues	$2,624,000	$2,657,000	$2,903,000	$2,946,000
Expenses	5,071,000 (4)	7,387,000 (3)	2,591,000	2,806,000
Operating (loss) income	(2,447,000)	(4,730,000)	312,000	140,000

Net loss	$(2,771,000)	$(5,068,000)	$(47,000)	$(225,000)

Net loss attributable to common stockholders	$(2,768,000)	$(5,063,000)	$(47,000)	$(225,000)
Basic & diluted net loss per common share attributable to common stockholders	$(0.12)	$(0.22)	$(0.00)	$(0.01)

Weighted average shares	22,907,170	22,584,321	22,020,217	20,931,999

	Quarters Ended
	December 31, 2008	September 30, 2008	June 30, 2008	March 31, 2008
Revenues	$2,345,000 (2)	$2,952,000	$2,931,000	$2,565,000
Expenses	2,298,000	2,443,000	2,465,000	2,229,000
Operating income	47,000	509,000	466,000	336,000

Net loss	$(488,000)	$(66,000)	$(342,000)	$(556,000)

Net loss attributable to common stockholders	$(488,000)	$(66,000)	$(347,000)	$(554,000)
Basic & diluted net loss per common share attributable to common stockholders	$(0.02)	$(0.00)	$(0.03)	$(0.05)

Weighted average shares (1)	19,721,231	17,677,146	13,829,889	11,535,060

(1)	All per share computations have been adjusted to reflect common stock dividends declared for all periods presented.

(2)	Revenue was negatively impacted by approximately $0.6 million of intangible asset write-offs during the three months ended December 31, 2008.

(3)	Included in expenses for the three months ended September 30, 2009 is approximately $4.6 million of notes receivable impairment provision.

(4)	Included in expenses for the three months ended December 31, 2009 is approximately $2.4 million of real estate impairment provision.

13.	Subsequent Events

Sale of Shares of Common Stock

Subsequent to December 31, 2009, and through the issuance date of this report, we raised approximately $0.7 million through the issuance of approximately 85,955 shares of our common stock under our follow-on offering.

CORNERSTONE CORE PROPERTIES REIT, INC. AND SUBSIDIARIES

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

December 31, 2009

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions	Balance at End of Period
Year Ended December 31, 2007:
Allowance for doubtful accounts	$-	$-	$-	$-
Allowance for notes receivable	-	-	-	-
	$-	$-	$-	$-
Year Ended December 31, 2008:
Allowance for doubtful accounts	$-	$323,000	$(7,000)	$316,000
Allowance for notes receivable	-	-	-	-
	$-	$323,000	$(7,000)	$316,000
Year Ended December 31, 2009:
Allowance for doubtful accounts	$316,000	$409,000	$(234,000)	$491,000
Allowance for notes receivable	-	4,626,000	-	4,626,000
	$316,000	$5,035,000	$(234,000)	$5,117,000

CORNERSTONE CORE PROPERTIES REIT, INC. AND SUBSIDIARIES

Schedule III

REAL ESTATE AND ACCUMULATED DEPRECIATION

December 31, 2009

		Initial Cost		Costs Captialized		Gross Amount Invested						Life on which Depreciation in Latest Income
Description	Emcumbr ance	Land	Building & Improv.	Subsequent to Acquisition	Impairment	Land	Building and Improv.	Total	Accumulated Deprec iation	Date of Construct	Date Acquired	Statement is Computed
2111 S. Industrial Park, Tempe, AZ	$—	$589,000	$1,479,000	$39,000	$—	$589,000	$1,518,000	$2,107,000	$152,000	1974	06/01/06	39 years
Shoemaker Industrial Building Santa Fe Spring, CA	—	952,000	1,521,000	6,000	—	952,000	1,527,000	2,479,000	140,000	2001	06/30/06	39 years
15172 Goldenwest CircleWestminister, CA	(1)—	7,186,000	4,335,000	46,000	—	7,186,000	4,381,000	11,567,000	352,000	1968	12/01/06	39 years
20100 Western Avenue Torrance, CA	—	7,775,000	11,265,000	156,000	—	7,775,000	11,421,000	19,196,000	1,001,000	2001	12/01/06	39 years
Mack Deer Valley Phoenix, AZ	(1)—	6,305,000	17,056,000	18,000	—	6,305,000	17,074,000	23,379,000	1,329,000	2005	01/21/07	39 years
Marathon Tampa Bay, FL	—	979,000	3,562,000	52,000	2,360,000	445,000	1,526,000	1,971,000	—	1989- 1994	04/02/07	37 years
Pinnacle Peak Phoenix, AZ	(1)—	6,766,000	13,301,000	—	—	6,766,000	13,301,000	20,067,000	836,000	2006	10/02/07	39 years
Orlando Small Bay Portfolio Orlando, FL	(2)—	6,612,000	30,957,000	133,000	—	6,612,000	31,090,000	37,702,000	2,321,000	2002- 2005	11/15/07	39 years
Monroe North CommerCenter Sanford, FL	7,078,000	1,974,000	12,675,000	—	—	1,974,000	12,675,000	14,649,000	711,000	2002- 2005	04/17/08	39 years

Totals	$7,078,000	$39,138,000	$96,151,000	$450,000	$2,360,000	$38,604,000	$94,513,000	$133,117,000	$6,842,000

(1)	The credit agreement with HSH Nordbank AG is secured by these properties. As of December 31, 2009, the balance related to this credit agreement was $15.9 million.

(2)	The loan agreement with Wachovia Bank is secured by this portfolio. As of December 31, 2009, the balance related to this loan agreement was $15.9 million.

 (a) The changes in total real estate for the years ended December 31, 2009, 2008 and 2007 are as follows.

	Cost	Accumulated Depreciation
Balance at December 31, 2006	$34,802,000	$(76,000)

2007 Acquisitions	84,600,000	(1,197,000)
2007 Additions	74,000	—

Balance at December 31, 2007	$119,476,000	$(1,273,000)

2008 Acquisitions	15,972,000	(2,831,000)
2008 Additions	121,000	—

Balance at December 31, 2008	$135,569,000	$(4,104,000)
2009 Impairment of real estate	(2,623,000)	263,000
2009 Additions	171,000	(3,001,000)

Balance at December 31, 2009	$133,117,000	$(6,842,000)

(b) For federal income tax purposes, the aggregate cost of our 12 properties is approximately $135.6 million.

CORNERSTONE CORE PROPERTIES REIT, INC. AND SUBSIDIARIES
SCHEDULE IV - MORTGAGE LOANS ON REAL ESTATE
December 31, 2009

Description	Interest Rate	Maturity Date	Periodic Payment Terms	Prior Liens	Face Amount of Mortgages		Carrying Amount of Mortgages
First mortgage on property:
Sherburne Commons Mortgage Loan Nantucket, Massachusetts	8.0%	1/1/2015	(3)	—	$8,000,000	(1)	$6,900,000

					$8,000,000		$6,900,000	(2)

(1)	The loan commitment is for $8.0 million. As of December 31, 2009, we have funded approximately $6.9 million.

(2)	The following shows the changes in the carrying amounts of mortgage loans during the year:

2009
Balance at beginning of year	$—
New mortgage loans	6,900,000
Deductions during the year:	—
Collections of principal	—
Foreclosures	—

Balance at the close of year	$6,900,000

(3)	Interest only payments are due monthly. Principal is due at maturity.